Exhibit 99.2
Merger Implementation
Agreement
Dated
Mallesons Stephen Jaques
Level 10
Central Park
152 St Georges Terrace
Perth WA 6000
Australia
T +61 8 9269 7000
F +61 8 9269 7999
DX 210 Perth
www.mallesons.com

Merger Implementation Agreement
Contents

Details		1

General terms		3

1	Definitions and interpretation	3

1.1	Definitions	3
1.2	References to certain general terms	14
1.3	Next Business Day	15
1.4	Headings	15

2	Agreement to propose and implement Scheme and Merger	15

2.1	Target to propose Scheme	15
2.2	Agreement to implement Merger	15
2.3	Characterisation of Merger for US Tax Purposes	15

3	Conditions precedent	16

3.1	Conditions precedent	16
3.2	Benefit of certain Conditions Precedent	16
3.3	Waiver of Conditions Precedent	16
3.4	Reasonable endeavours	16
3.5	Regulatory matters	17
3.6	Notices in relation to Conditions Precedent	17
3.7	Effect of waiver or non-fulfilment	18
3.8	Consultation on failure of Condition Precedents	18
3.9	Failure to agree	18
3.10	Regulatory Approval	19

4	Outline of Scheme	19

4.1	Scheme	19
4.2	Provision of Scheme Consideration	19
4.3	Undertakings held as agent	19
4.4	Payment to Scheme Participants	19
4.5	Fractional elements	20
4.6	Ineligible Foreign Shareholders	20
4.7	Shares to rank equally	21
4.8	Election	21
4.9	Contents of election form	21
4.10	Canadian tax election	21
4.11	Other obligations of the Target	22
4.12	Adjustment of Scheme Consideration	23

5	Treatment of Options and other securities	23

5.1	Options on issue	23
5.2	Proposed treatment of Options	24
5.3	Proposed treatment of Target Performance Share rights	24

6	Co-operation and timing	24

6.1	General obligations	24
6.2	Access to people and Target Information	25

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6.3	Goldcorp’s right to separate representation	25
6.4	Implementation Committee	25

7	Implementation obligations of the parties	25

7.1	Target’s obligations	25
7.2	Goldcorp’s obligations	26
7.3	Appointment/retirement of Target directors	26

8	Scheme Booklet	26

8.1	Preparation	26
8.2	Content of Scheme Booklet	27
8.3	Goldcorp information	27
8.4	Disagreement on content	28
8.5	Verification	28
8.6	Responsibility statements	28

9	Conduct of business	28

9.1	Overview	28
9.2	Specific obligations	29
9.3	Prohibited actions	30

10	Non-solicitation	31

10.1	Covenant regarding Non-Solicitation	31
10.2	Existing discussions	33
10.3	Notice to be given of Acquisition Proposals	33
10.4	Requests for information	33
10.5	Awareness of non-solicitation	34
10.6	Notice of Superior Proposal	34
10.7	Amended proposal	35
10.8	Amendment constitutes new proposal	35
10.9	Scheme Meeting to be held	35
10.10	Postponement of Scheme Meeting	35
10.11	Legal advice	36

11	Break fee	36

11.1	Background	36
11.2	Payment by the Target to Goldcorp	36
11.3	Limitations	37
11.4	No amount payable if Scheme becomes Effective	38
11.5	Compliance with law	38
11.6	Survival	38

12	Representations and warranties	38

12.1	Target’s representations and warranties	38
12.2	Target’s indemnity	39
12.3	Target warranty certificate	39
12.4	Goldcorp’s representations and warranties	39
12.5	Goldcorp’s indemnity	39
12.6	Goldcorp warranty certificate	39

13	Court proceedings	39

13.1	Appeal process	39
13.2	Defence of proceedings	40
13.3	Costs	40

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14	Termination	40

14.1	Termination events	40
14.2	Termination	41
14.3	Effect of Termination	41

15	Public announcements	41

15.1	Public announcement of Merger	41
15.2	Required disclosure	41
15.3	Other announcements	42

16	Confidential Information	42

16.1	Background	42
16.2	Suspension of Confidentiality Agreement	42
16.3	Resumption of Confidentiality Agreement	42
16.4	Acknowledgements by Goldcorp	42
16.5	Consent by the Target	42
16.6	Termination	43
16.7	Recipient to maintain confidence	43
16.8	Disclosure of Goldcorp Confidential Information	43
16.9	Use of Goldcorp Confidential Information	43
16.10	Disclosure of Target Confidential Information	43
16.11	Use of Target Confidential Information	44
16.12	Disclosure by recipient of Confidential Information	44
16.13	Excluded Information	44
16.14	Accuracy	44
16.15	Return of Confidential Information	44

17	Notices and other communications	44

17.1	Form — all communications	44
17.2	Delivery	45
17.3	When effective	45
17.4	When taken to be received	45
17.5	Receipt outside business hours	45

18	Goods and services tax (GST)	45

18.1	Consideration does not include GST	45
18.2	Recovery of GST	46
18.3	Time of payment	46
18.4	Adjustment of additional amount	46
18.5	Reimbursement	46
18.6	Terms used in this clause	46
18.7	Representative member	46
18.8	Survival	46

19	Miscellaneous	47

19.1	Discretion in exercising rights	47
19.2	Partial exercising of rights	47
19.3	No liability for loss	47
19.4	Approvals and consents	47
19.5	Conflict of interest	47
19.6	Remedies cumulative	47
19.7	Variation and waiver	47
19.8	No merger	47

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19.9	Indemnities	47
19.10	Enforceability	47
19.11	Further transactions	48
19.12	Further steps	48
19.13	Construction	48
19.14	Costs	48
19.15	Stamp duty	48
19.16	Entire agreement	48
19.17	Assignment	49
19.18	No representation or reliance	49
19.19	Governing law	49
19.20	Counterparts	49

Schedule 1 — Goldcorp Prescribed Events		50

Schedule 2 — Target Prescribed Events		52

Schedule 3 — Conditions Precedent (clause 3.1)		54

Schedule 4 — Timetable (clause 6.1)		58

Schedule 5 — Target’s Obligations (clause 7.1)		59

Schedule 6 — Goldcorp’s Obligations (clause 7.2)		61

Schedule 7 — Target’s representations and warranties (clause 12.1)		62

Schedule 8 — Goldcorp’s representations and warranties (clause 12.4)		69

Schedule 9 — Material Contracts		72

Signing page		74

Annexure A — Announcement		76

To be in the form as agreed between the parties		76

Annexure B — Scheme		77

Annexure C — Goldcorp Deed Pol		78

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Merger Implementation Agreement
Details

Parties	Goldcorp and Target

Goldcorp	Name	Goldcorp Inc.

	Incorporated in	Province of Ontario, Canada

	Address	666 Burrard Street, Suite 3400
Vancouver, BC V6C 2X8
Canada

	Telephone	+ 1 604 696-3000

	Fax	+ 1 604 696-3001

	Attention	Executive Vice President Business Development

Target	Name	Andean Resources Limited

	ABN	66 064 494 319

	Incorporated in	Western Australia

	Address	Level 61 MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

	Telephone	+1 647 330 1478

	Fax	+612 8622 6050

With a copy to:

+ 1 647 349 6771

	Attention	Managing Director and Director of Investor Relations

Recitals	A	The Target and Goldcorp have agreed to merge by means of a members’ scheme of arrangement under Part 5.1 of the Corporations Act.

	B	At the request of Goldcorp, the Target intends to propose the Scheme and issue the Scheme Booklet.

	C	The Target and Goldcorp have agreed to implement the Scheme on the terms and conditions of this agreement.

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Governing law	Western Australia

Date of agreement	See Signing page

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Merger Implementation Agreement
General terms
1	Definitions and interpretation

1.1	Definitions

These meanings apply unless the contrary intention appears.

Affiliate has the meaning ascribed to such term in National Instrument 45-106 “Prospectus and Registration Exemptions” of the Canadian Securities Administrators.

ASIC means the Australian Securities & Investments Commission.

ASX means ASX Limited or Australian Securities Exchange, as appropriate.

Authorised Officer means, in respect of a party, a director or secretary of the party or any other person appointed by a party to act as an Authorised Officer under this agreement.

Acquisition Proposal means, other than the transactions contemplated by this agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Goldcorp or any of its Affiliates) relating to:
(i)	any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of:
(A)	the assets of the Target and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 10% or more of the fair market value of the consolidated assets of the Target; or

(B)	subject to (C), 10% or more of any voting or equity securities of the Target or any of its Subsidiaries; or

(C)	for the purposes of clauses 10.4 and 11.2(c), 50% or more of any voting or equity securities of the Target or any of its Subsidiaries;
(ii)	any take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Target; or

(iii)	a scheme of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganisation, recapitalisation, liquidation, dissolution or other similar transaction involving the Target or any of its Subsidiaries.
Business Day means a day in Sydney that is not a Saturday, Sunday or a public holiday and on which banks in this place, and the ASX are open for trading.

Cash Consideration means C$6.50 for each Scheme Share.

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Cerro Negro Project means the Target’s Cerro Negro gold-silver project located in Santa Cruz Province, Argentina, as described in the Target’s annual information form dated 28 September 2009 for the year ended 30 June 2009.

Change in Target Recommendation has the meaning given in clause 10.1(d).

Code has the meaning given to it in clause 2.3(a).

Conditions Precedent means the conditions precedent set out in schedule 3.

Confidentiality Agreement means the Confidentiality Agreement between Goldcorp and the Target dated 11 May 2010.

Confidential Information means Goldcorp Confidential Information or Target Confidential Information.

Consideration Election has the meaning given in clause 4.8.

Consideration Election Form has the meaning given in clause 4.8.

Controller has the meaning it has in the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cwlth).

Corporations Regulations means the Corporations Regulations 2001 (Cwlth).

Court means a court of competent jurisdiction under the Corporations Act.

Details means the section of this agreement headed “Details”.

Disclosure Letter means a letter provided from the Target to Goldcorp before the execution of this agreement, and accepted by Goldcorp, disclosing matters against the representations and warranties of the Target in Schedule 7.

Effective, when used in relation to the Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

Election Time means the last day of trading of Target Shares on the ASX, or such other time as Goldcorp and Target agree in writing.

Eligible Holder means a beneficial owner of Scheme Shares immediately prior to the Effective Date who is:
(a)	a resident of Canada for purposes of the Tax Act (other than a Tax Exempt person);

(b)	a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt person).
Employee Share Ownership Plan means the Employee Share Ownership Plan approved by Target shareholders at the Target’s annual general meeting in November 2007.

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Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect.

End Date means 15 March 2011 or such other date as is agreed in writing by Goldcorp and Target.

Excluded Information means Confidential Information which:
(a)	is in or becomes part of the public domain other than through breach of this agreement, the Confidentiality Agreement or an obligation of confidence owed to the party providing the Confidential Information; or

(b)	the recipient of the Confidential Information can prove was already known to it at the time of disclosure by the party providing the Confidential Information (unless such knowledge arose from disclosure of information in breach of an obligation of confidentiality); or

(c)	the recipient of the Confidential Information acquires from a source other than the party providing the Confidential Information or any Related Body Corporate or Representative of the party providing the Confidential Information where such source is entitled to disclose it.
Exclusivity Period means the period from and including the date of this agreement to the earlier of:
(a)	the termination of this agreement in accordance with its terms; and

(b)	the End Date.
First Court Date means the first day on which an application made to the Court, in accordance with item 9 of schedule 5, for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.

Goldcorp Board means the board of directors of Goldcorp.

Goldcorp Confidential Information means all confidential, non-public or proprietary information regardless of how the information is stored or delivered, exchanged between the parties before, on, or after the date of this agreement relating to the business, technology or other affairs of Goldcorp and its Related Bodies Corporate.

Goldcorp Deed Poll means a deed poll substantially in the form of Annexure C to this agreement.

Goldcorp Documents has the meaning given in item 7 of schedule 8.

Goldcorp Financial Statements has the meaning given in item 5 of schedule 8.

Goldcorp Group means Goldcorp and its Related Bodies Corporate.

Goldcorp Indemnified Parties means Goldcorp, its officers, employees and advisers, its Related Bodies Corporate and the officers, employees and advisers of each of its Related Bodies Corporate.

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Goldcorp Information means the information regarding Goldcorp as is required to be included in the Scheme Booklet under the Corporations Act, Corporations Regulations or ASIC Regulatory Guide 60 or 142. For the avoidance of doubt, Goldcorp Information does not include information about the Target Group (except to the extent it relates to any statement of intention relating to the Target Group following the Effective Date).

Goldcorp Material Adverse Change means Specified Events which, individually or when aggregated with all such events, have or would reasonably be expected to have the result that the business, operations, prospects, trading or financial position, assets or liabilities of Goldcorp and its Related Bodies Corporate, taken as a whole, are materially adversely affected for a material period of time, but does not include any change, event, occurrence or effect:
(a)	relating to the global economy or securities markets in general;

(b)	affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Goldcorp and its Related Bodies Corporate, on a consolidated basis;

(c)	relating to change in the market trading prices of shares of Goldcorp arising from:
(i)	the announcement of the execution of this agreement or the transactions contemplated by it; or

(ii)	primarily resulting from a change, event, occurrence or effect excluded from this definition under (a), (b) or (d);
(d)	resulting from changes in the price of gold, silver or copper;

(e)	relating to the rate at which Canadian dollars can be exchanged for Australian dollars or vice versa;

(f)	any matter publicly disclosed on or before the date of this agreement (including as a result of disclosures on SEDAR);

(g)	in generally accepted accounting policies applicable to Goldcorp or its Related Bodies Corporate;

(h)	that is the failure by Goldcorp to meet any public projections, forecasts or estimates of earnings or revenues (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Goldcorp Material Adverse Change may be taken into account in determining whether a Goldcorp Material Adverse Change has occurred); or

(i)	occurring directly or indirectly as a result of any matter, event or circumstance required by this agreement, the Scheme or the transactions contemplated by them, provided, however that any such effect referred to above does not primarily relate only to Goldcorp and its Related Bodies Corporate taken as a whole compared to other companies of similar size operating in the mining industry.

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Goldcorp Prescribed Event means, except to the extent contemplated by this agreement or the Scheme, any of the events listed in schedule 1 provided that a Goldcorp Prescribed Event listed in schedule 1 will not occur where Goldcorp has first consulted with the Target in writing in relation to the event and the Target has approved the proposed event.

Goldcorp Option means an option to acquire a Goldcorp Share.

Goldcorp Share means a common share in the capital of Goldcorp.

Goldcorp Sub has the meaning given in clause 19.11.

GST has the meaning given in the GST Act.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth).

Implementation Date means the fifth business day (as defined in the Listing Rules) following the Record Date or such other date as the Target and Goldcorp agree with consent of ASX if necessary.

Incoming Directors means the persons nominated by notice in writing to the Target as its nominees to be appointed to the Target Board under clause 7.3(a), such nomination to be given prior to the submission of the Regulator’s Draft to ASIC.

Ineligible Foreign Shareholder means a Target Shareholder:
(a)	who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of:
(i)	Australia and its external territories;

(ii)	New Zealand;

(ii)	the United States of America; and

(iii)	Canada; or
(b)	whose address shown in the Register is a place outside:
(i)	Australia and its external territories;

(ii)	New Zealand;

(ii)	the United States of America; and

(iii)	Canada,
or who is acting on behalf of such a person,
unless Goldcorp determines that:

(c)	it is lawful and not unduly onerous or unduly impracticable to issue that Target Shareholder with New Goldcorp Shares pursuant to the Scheme, it being acknowledged and agreed that it shall be deemed to be unduly onerous if Goldcorp is required to register to conduct business in any jurisdiction or to file a prospectus, registration statement or similar

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(d)	it is lawful for that Target Shareholder to participate in the Scheme by the law of the relevant place.
Independent Expert means the independent expert appointed by Target under item 3 of schedule 5.

A person is Insolvent if:
(a)	it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

(b)	it is in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to any part of its property; or

(c)	it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement); or

(d)	an application or order has been made (and in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or

(e)	it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or

(f)	it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this agreement reasonably deduces it is so subject); or

(g)	it is otherwise unable to pay its debts when they fall due

(h)	it has made a general assignment for the benefit of creditors, acknowledgement of insolvency or ceased to carry on its business; committed an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada), including not generally paying its debts as they become due or admitted in writing that it is unable to do so; or made a filing or commenced a proceeding (whether voluntary or involuntary) seeking any stay of proceedings, protection from creditors, moratorium, reorganisation, arrangement, composition, re-adjustment, or any other relief under any present or future law of Canada relative to bankruptcy, insolvency, reorganisation or other relief for debtors or affecting creditors’ rights, including the Companies’ Creditors Arrangement Act (Canada); or

(i)	something having a substantially similar effect to (a) to (h) happens in connection with that person under the law of any jurisdiction.
Input Tax Credit has the meaning it has in the GST Act.

Listing Rules means the Listing Rules of the ASX.

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Losses means all claims, demands, damages, losses, costs, expenses and liabilities.

Material Contract means each contract, commitment, license or other instrument set out in Schedule 9.

Maximum Cash Consideration means C$1,000,000,000.

Merger means the combination of the Target and Goldcorp through the implementation of the Scheme.

MIA Period has the meaning given in clause 16.2.

Mineral Rights means prospecting, exploration, mining and mineral rights, concessions, licences, permits, consents, approvals and authorisations.

New Goldcorp Shares means Goldcorp Shares to be issued pursuant to the Scheme.

NYSE means the New York Stock Exchange.

Option means an option to acquire a Target Share.

Outgoing Directors means Louis Gignac, Wayne Hubert, Ian Hume, Barry Bolitho, Richard Lorson and Charles Winograd.

Pending Acquisition Proposal has the meaning given in clause 11.2(c)(i).

Performance Share Rights means the performance share rights granted under the Employee Share Ownership Plan as set out in Schedule 10.

Recipient means:
(a)	in respect of the Target Confidential Information, Goldcorp; and

(b)	in respect of the Goldcorp Confidential Information, the Target.
Record Date means 5.00pm on the fifth business day (as defined in the Listing Rules) following the Second Court Date or such other date as the Target and Goldcorp agree with consent of ASX if necessary.

Register means the share register of the Target.

Regulator’s Draft means the draft of the Scheme Booklet in a form acceptable to both parties which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval means any approval of a Regulatory Authority to the Merger or any material aspect of it which is necessary to implement the Merger.

Regulatory Authority includes:
(a)	ASX,

(b)	ASIC;

(c)	the TSX;

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(d)	the Ontario Securities Commission;

(e)	a government or governmental, semi-governmental or judicial entity or authority;

(f)	a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government;

(g)	the Commissioner of Competition under the Competition Act (Canada);

(h)	the National Commission for the Defence of Competition (CNDC) of Argentina;

(i)	any regulatory organisation established under statute; and

(j)	the United States Securities and Exchange Commission.
Regulatory Review Period means the period from the date on which the Regulator’s Draft is submitted to ASIC to the date on which ASIC confirms that it does not intend to make any submissions at the Court hearing on the First Court Date or otherwise object to the Scheme.

Related Body Corporate means:
(a)	in relation to an entity incorporated in Australia, the meaning it has in the Corporations Act;

(b)	in relation to an entity incorporated in Canada, an Affiliate.
Relevant Interest has the same meaning as given by sections 608 and 609 of the Corporations Act.

Representative means any person acting for or on behalf of a party including any director, officer, employee, agent, contractor or professional advisor of a party.

Section 85 Election has the meaning given in clause 4.10.

Section 85 Notification has the meaning given in clause 4.10.

SEDAR means system for electronic document analysis and retrieval in use in Canada.

Scheme means the scheme of arrangement under part 5.1 of the Corporations Act under which all the Scheme Shares will be transferred to Goldcorp substantially in the form of Annexure B together with any amendment or modification made pursuant to section 411(6) of the Corporations Act.

Scheme Booklet means, in respect of the Scheme, the information booklet to be approved by the Court and despatched to Target Shareholders which must:
(a)	include the Scheme, an explanatory statement complying with the requirements of the Corporations Act and notice(s) of meeting and proxy form(s); and

(b)	comply with the Corporations Act, Corporations Regulations, ASIC Regulatory Guide 60 and 142 and the Listing Rules.

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Scheme Consideration means the consideration payable by Goldcorp for the Scheme Shares under the Scheme and in accordance with clause 4.

Scheme Meeting means the meeting to be convened by the Court at which Target Shareholders will vote on the Scheme.

Scheme Participants means each person who is a Target Shareholder at the Record Date.

Scheme Share means a Target Share held by a Scheme Participant on the Record Date.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme and notice is given to the Court clearly stating the parties’ intention to rely on the exemption provided by section 3(a)(10) of the 1933 Act (or other applicable exemption from registration) to issue Goldcorp Shares to those Scheme Participants who are resident in the United States of America without registering under the 1933 Act.

Securities Authorities has the meaning given in item 11 of schedule 7.

Share Consideration means 0.14 of a Goldcorp Share for each Scheme Share.

Significant Contracts means contracts of comparable materiality to a Material Contract.

Specified Events means an event, occurrence or matter that:
(a)	occurs after the date of this agreement;

(b)	occurs before the date of this agreement but is only announced or publicly disclosed after the date of this agreement; or

(c)	will or is likely to occur after the date of this agreement and which has not been publicly announced prior to the date of this agreement.
Subsidiaries means:
(a)	in relation to an entity incorporated in Australia, the meaning it has in the Corporations Act; and

(b)	in relation to an entity incorporated in Canada, the meaning it has in the Securities Act (Ontario).
Superior Proposal means a written Acquisition Proposal to acquire all or substantially all of the assets of the Target (on a consolidated basis) or, directly or indirectly, all of the Target Shares:
(a)	in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Target Board, acting in good faith (after receipt of written advice from its financial advisors and legal counsel has been obtained);

(b)	that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal;

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(c)	is not subject to a due diligence condition;

(d)	that is made to all shareholders of the Target in compliance with applicable securities laws; and

(e)	in respect of which the directors of the Target have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to the Target to the effect that:
(i)	such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to the Target Shareholders, from a financial point of view, than the terms of the Merger, taking into account any adjustment to the terms of the Merger that may be proposed by Goldcorp as contemplated by this agreement; and

(ii)	failure to recommend such Acquisition Proposal to the Target Shareholders would be reasonably likely to constitute a breach of the fiduciary duties of the directors of the Target under applicable law.
Target means Andean Resources Limited (ABN 66 064 494 319).

Target Board means the board of directors of the Target.

Target Confidential Information means all confidential, non-public or proprietary information regardless of how the information is stored or delivered, exchanged between the parties relating to the business, technology or other affairs of the Target.

Target Constitution means the constitution of the Target.

Target Documents has the meaning given in item 11 of schedule 7.

Target Group means the Target and its Subsidiaries.

Target Indemnified Parties means the Target, its officers, employees, and advisers and its Related Bodies Corporate and the officers, employees and advisers of each of its Related Bodies Corporate.

Target Information means all information contained in the Scheme Booklet other than the Goldcorp Information and the Independent Expert’s report.

Target Material Adverse Change means Specified Events which, individually or when aggregated with all such events, have or would reasonably be expected to: (A) adversely affect the continued ownership and development of the Cerro Negro Project by Target or Goldcorp; or (B) have the result that the business, operations, prospects, trading or financial position, assets, liabilities or material licences of Target and its Related Bodies Corporate, taken as a whole, are materially adversely affected for a material period of time, but does not, in either case, include any change, event, occurrence or effect:
(a)	relating to the global economy or securities markets in general;

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(b)	affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Target and its Related Bodies Corporate, on a consolidated basis;

(c)	relating to change in the market trading prices of shares of Target arising from:
(ii)	the announcement of the execution of this agreement or the transactions contemplated by it; or

(iii)	primarily resulting from a change, event, occurrence or effect excluded from this definition under (a), (b) or (d);
(d)	resulting from changes in the price of gold, silver or copper; or

(e)	relating to the rate at which Canadian dollars can be exchanged for Australian dollars or vice versa;

(f)	any matter publicly disclosed on or before the date of this agreement (including as a result of disclosures on SEDAR, ASX and TSX);

(g)	in generally accepted accounting policies applicable to Target or its Related Bodies Corporate; or

(h)	occurring directly or indirectly as a result of any matter, event or circumstance required by this agreement, the Scheme or the transactions contemplated by them, provided, however that any such effect referred to above does not primarily relate only to Target and its Related Bodies Corporate taken as a whole compared to other companies of similar size operating in the mining industry.

Target Prescribed Event means, except to the extent contemplated by this agreement or the Scheme, any of the events listed in schedule 2 provided that a Target Prescribed Event listed in items 1 to 10 of schedule 2 will not occur where Target has first consulted with Goldcorp in writing in relation to the event and Goldcorp has approved the proposed event.

Target Share means an ordinary fully paid share in the capital of the Target.

Target Shareholder means each person registered in the Register as a holder of Target Shares.

Target Subsidiaries has the meaning given in item 1 of schedule 7.

Target Termination Payment has the meaning given in clause 11.2.

Tax Act means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

Tax Exempt person means a person who is exempt from tax under Part I of the Tax Act.

Tax Invoice has the meaning it has in the GST Act.

Timetable means the timetable set out in schedule 4.

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Treasurer means the Treasurer of the Commonwealth of Australia.

Triggering Event has the meaning given in clause 11.2.

TSX means the Toronto Stock Exchange.

United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1933 Act means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

1934 Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.
1.2	References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:
(a)	(variations or replacement) a document (including this agreement) includes any variation or replacement of it;

(b)	(clauses, annexures and schedules) a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c)	(reference to statutes) a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d)	(law) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(e)	(singular includes plural) the singular includes the plural and vice versa;

(f)	(person) the word “person” includes an individual, a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association, or any Regulatory Authority;

(g)	(Australian dollars) Australian dollars or A$ is a reference to the lawful currency of Australia;

(h)	(Canadian dollars) Canadian dollars or C$ is a reference to the lawful currency of Canada;

(i)	(calculation of time) a period of time dating from a given day or the day of an act or event, is to be calculated exclusive of that day;

(j)	(reference to a day) a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(k)	(accounting terms) an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

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(l)	(meaning not limited) the words “include”, “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(m)	(reference to a group of persons) a group of persons or things is a reference to any two or more of them jointly and to each of them individually; and

(n)	(time of day) time is a reference to Sydney, New South Wales time.
1.3	Next Business Day

Except where expressly provided otherwise, if an event must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day.

1.4	Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

2	Agreement to propose and implement Scheme and Merger

2.1	Target to propose Scheme

The Target agrees to propose the Scheme on and subject to the terms and conditions of this agreement.

2.2	Agreement to implement Merger

The parties agree to implement the Merger on the terms and conditions of this agreement. Without limiting anything else in this agreement, the parties must use their best endeavours to implement the Merger by the End Date.

2.3	Characterisation of Merger for US Tax Purposes
(a)	The parties intend to adopt this agreement and the Scheme as a plan of reorganisation for purposes of the United States Internal Revenue Code of 1986, as amended (the “Code”) and applicable regulations thereunder and to treat the transactions contemplated by the Scheme and this agreement as a reorganisation in accordance with the provisions of Section 368(a) of the Code for United States federal income tax purposes. None of the parties will take any action that would cause the reorganisation not to qualify as a reorganisation in accordance with Section 368(a) of the Code.

(b)	Notwithstanding the foregoing, none of Goldcorp or the Target makes any representation or warranty to any other party or to any shareholder, holder of Target Shares or other holder of securities of Target or Goldcorp (including, without limitation, stock options, warrants or other similar rights) regarding the United States tax treatment of such transactions, including but not limited to whether such transactions will qualify as a tax deferred plan of reorganisation for purposes of United States federal, state or local income tax.

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(c)	Target and Goldcorp acknowledge that the Target and Goldcorp and Target Shareholders are relying solely on their own tax advisors in connection with this Scheme and this agreement.
3	Conditions precedent

3.1	Conditions precedent

Subject to this clause 3, the obligations of Goldcorp under clause 4.2 and 5 are conditional on the satisfaction or waiver of each of the Conditions Precedent to the extent and in the manner set out in clauses 3.2 and 3.4.

3.2	Benefit of certain Conditions Precedent

A Condition Precedent may only be waived in writing by a party entitled to the benefit of that Condition Precedent as noted in the table set out in schedule 3 and will be effective only to the extent specifically set out in that waiver. A party entitled to waive the breach or non-fulfilment of a Condition Precedent under this clause 3.2 may do so in its absolute discretion.

3.3	Waiver of Conditions Precedent

If either the Target or Goldcorp waives the breach or non-fulfilment of a Condition Precedent in accordance with this clause, then:
(a)	subject to subclause 3.3(b), that waiver precludes that party from suing the other for any breach of this agreement arising as a result of the breach or non-fulfilment of that Condition Precedent or arising from the same event which gave rise to the breach or non-fulfilment of that Condition Precedent; but

(b)	if the waiver of the Condition Precedent is itself conditional and the other party:
(i)	accepts the condition, the terms of that condition apply notwithstanding any inconsistency with subclause 3.3(a); or

(ii)	does not accept the condition, the Condition Precedent has not been waived.
3.4	Reasonable endeavours

Each party agrees to use reasonable endeavours to procure that:
(a)	each of the Conditions Precedent for which it is specified as a responsible party in the column headed “Party responsible” in the table in schedule 3:
(i)	is satisfied as soon as practicable after the date of this agreement; and

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(ii)	continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and
(b)	there is no occurrence that would prevent the Conditions Precedent for which it is specified as a responsible party in the column headed “Party responsible” in the table in schedule 3 being satisfied.
3.5	Regulatory matters

Without limiting clause 3.4:
(a)	(Regulatory Approvals) each party must promptly apply for all relevant Regulatory Approvals and take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time;

(b)	(representation) Goldcorp has the right to be represented and make submissions at any proposed meeting with any Regulatory Authority relating to any Regulatory Approval that relates to the rights or obligations of the Target or any successor in interest to the Target in the Cerro Negro Project;
(c)	(consultation) the Target must consult with Goldcorp in advance in relation to all communications (whether written or oral, and whether direct or via a Representative) with any Regulatory Authority relating to any Regulatory Approval relating to or which may affect the rights or obligations of the Target or any successor in interest to the Target in relation to the Cerro Negro Project; and

(d)	(“Communications”) and, without limitation the Target must provide Goldcorp with:
(i)	drafts of any material written Communications to be sent to a Regulatory Authority which relate to the rights or obligations of Target or any successor in interest to Target in the Cerro Negro Project and make such amendments Goldcorp reasonably requires; and

(ii)	copies of any material written Communications sent to or received from a Regulatory Authority which relate to the rights or obligations of Target or any successor in interest to Target in the Cerro Negro Project promptly upon despatch or receipt (as the case may be).
3.6	Notices in relation to Conditions Precedent

Each party must:
(a)	(notice of satisfaction) promptly notify the others of satisfaction of a Condition Precedent and must keep the others informed of any material development of which it becomes aware that may lead to the breach or non-fulfilment of a Condition Precedent;

(b)	(notice of failure) immediately give written notice to the others of a breach or non-fulfilment of a Condition Precedent, or of any event which will prevent a Condition Precedent being satisfied; and

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(c)	(notice of waiver) upon receipt of a notice given under paragraph (b), give written notice to the other parties as soon as possible (and in any event before 5.00pm on the Business Day before the proposed Second Court Date) as to whether or not it waives the breach or non-fulfilment of any Condition Precedent resulting from the occurrence of that event, specifying the Condition Precedent in question.
3.7	Effect of waiver or non-fulfilment

A waiver of such breach or non-fulfilment in respect of one Condition Precedent does not constitute:
(a)	a waiver of the breach or non-fulfilment of any other Condition Precedent resulting from the same event; or

(b)	a waiver of the breach or non-fulfilment of that Condition Precedent resulting from any other event.
3.8	Consultation on failure of Condition Precedents

If:
(a)	there is a breach or non-fulfilment of a Condition Precedent which is not waived in accordance with this agreement by the time or date specified in this agreement for the satisfaction of the Condition Precedent;

(b)	there is an act, failure to act or occurrence which will prevent a Condition Precedent being satisfied by the time or date specified in this agreement for the satisfaction of the Condition Precedent (and the breach or non-fulfilment which would otherwise occur has not already been waived in accordance with this agreement); or

(c)	if the Scheme has not become Effective by the End Date,
then the parties must consult in good faith with a view to determining whether:
(d)	the Merger may proceed by way of alternative means or methods;

(e)	to extend the relevant time for satisfaction of the Condition Precedent or to adjourn or change the date of an application to the Court; or

(f)	to extend the End Date.
3.9	Failure to agree

If the parties are unable to reach agreement under clause 3.8 within five Business Days (or any shorter period ending at 5.00pm on the day before the proposed Second Court Date):
(a)	subject to subclause 3.9(b), either party may terminate this agreement (and such termination will be in accordance with clause 14.1(h)(i)); or

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(b)	if a Condition Precedent may be waived and exists for the benefit of one party only, that party only may waive that Condition Precedent or terminate this agreement (and such termination will be in accordance with clause 14.1(h)(ii), in each case before 8.00am on the proposed Second Court Date. A party will not be entitled to terminate this agreement pursuant to this clause 3.9 if the relevant Condition Precedent has not been satisfied or agreement cannot be reached as a result of:
(c)	a breach of this agreement by that party; or

(d)	a deliberate act or omission of that party.
3.10	Regulatory Approval

A Regulatory Approval (other than a Regulatory Approval which this agreement expressly provides is to be obtained unconditionally) will be regarded as having been obtained notwithstanding that a condition or conditions may have been attached to that Regulatory Approval if that condition is reasonably satisfactory to Goldcorp.

4	Outline of Scheme

4.1	Scheme

Subject to clause 3.1, on the Implementation Date:
(a)	all of the Scheme Shares will be transferred to Goldcorp; and

(b)	each Scheme Participant will be entitled to receive the Scheme Consideration.
4.2	Provision of Scheme Consideration

Goldcorp covenants in favour of the Target (in its own right and on behalf of each Scheme Participant) that in consideration of the transfer to Goldcorp of each Scheme Share, Goldcorp will, on the Implementation Date (at the election of the Scheme Participant in accordance with clause 4.8):
(a)	subject to adjustments under clause 4.12, pay to the Target (as agent for each Scheme Participant) the Cash Consideration; or

(b)	subject to adjustments under clause 4.12 and subject to clauses 4.5 and 4.6, provide the Share Consideration to each Scheme Participant, for each Scheme Share in accordance with the terms of the Scheme.

4.3	Undertakings held as agent

The Target acknowledges that the undertaking by Goldcorp in clause 4.2 is given to the Target in its capacity as agent for each Scheme Participant.

4.4	Payment to Scheme Participants

The Target must:
(a)	receive into one or more trust accounts in accordance with the Scheme and this agreement and as agent for each Scheme Participant, the Cash Consideration component of the Scheme Consideration from Goldcorp denominated in Canadian Dollars;

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(b)	pay to each Scheme Participant such moneys as each Scheme Participant is entitled to receive in accordance with the Scheme, and make such payments in such currency as the Target may determine. The Target is authorised to effect any conversion of the Cash Consideration in such manner as it deems appropriate (acting reasonably) and to deduct any costs, charges or expenses associated with such conversion from the amount paid to the relevant Scheme Participant;

(c)	deduct and withhold from consideration, dividend or other distributions otherwise payable to any holder of Scheme Shares or Goldcorp Shares or any other amount payable to any person as a consequence of the transactions contemplated in this agreement (including any employee compensation or benefit payments), such amounts as Goldcorp or the Target determines, acting reasonably, are required be deducted and withheld with respect to such payment under any applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes under this agreement as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency; and

(d)	otherwise comply with its obligations under the Scheme.
4.5	Fractional elements
(a)	If the number of Scheme Shares held by a Scheme Participant means that their aggregate entitlement to New Goldcorp Shares is not a whole number, then the entitlement in each case must be rounded up or down to the nearest whole number, with fractions of 0.5 being rounded down.

(b)	If the Target considers that a Target shareholding may have been split up to result in an increased number of fractional entitlements and therefore an increased number of New Goldcorp Shares or an aggregate amount of Cash Consideration, the Target must provide the relevant details of the relevant shareholdings to Goldcorp and Goldcorp may aggregate the relevant shareholdings for the purpose of determining the entitlement and pay the additional Cash Consideration or issue the additional New Goldcorp Share to whichever Scheme Participant it considers appropriate.
4.6	Ineligible Foreign Shareholders

Goldcorp will, unless satisfied that the laws of an Ineligible Foreign Shareholder’s country of residence (as shown in the Register) permit the issue of Scheme Consideration to the Ineligible Foreign Shareholder (either unconditionally or after compliance with conditions which Goldcorp regards as acceptable and not unduly onerous and not unduly impracticable), issue the New Goldcorp Shares to which an Ineligible Foreign Shareholder would otherwise become entitled, to a nominee appointed by Goldcorp who will sell those New Goldcorp Shares and will pay to that Ineligible Foreign Shareholder the proceeds received, after deducting any applicable brokerage, taxes and charges. The identity and terms and conditions of the appointment of the nominee are subject to the Target’s approval, acting reasonably.

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4.7	Shares to rank equally
Goldcorp covenants in favour of the Target (in its own right and on behalf of each Scheme Participant) that:
(a)	all New Goldcorp Shares issued pursuant to clause 4.2 and clause 4.6 will, upon their issue, rank equally with all other Goldcorp Shares then on issue; and
(b)	it will do everything reasonably necessary to ensure that trading in the New Goldcorp Shares on the TSX and the NYSE commences no later than the third Business Day after the Implementation Date; and
(c)	on issue, each New Goldcorp Share will be fully paid and free from any Encumbrance.
4.8	Election
(a)	Each Target Shareholder is entitled to specify the proportion of the Scheme Shares in respect of which that Target Shareholder wishes to receive Cash Consideration or Share Consideration (a “Consideration Election”).
(b)	The Target must ensure that the Scheme Booklet sent to Target Shareholders is accompanied by an election form (a “Consideration Election Form”) to allow a Consideration Election to be made.
4.9	Contents of election form
The election may be made by the Target Shareholders in accordance with the following rules:
(a)	a Target Shareholder may indicate the percentage of their holding of Target Shares in respect of which that Target Shareholder elects to receive in Cash Consideration or Share Consideration (subject to adjustment as described in clause 4.12);
(b)	a valid election may be made by a Target Shareholder by returning the election form before the Election Time to an address to be specified by the Target in the Scheme Booklet;
(c)	an election by a Target Shareholder may be varied up until the Election Time;
(d)	if a valid election is not made by a Target Shareholder prior to the Election Time, then that Target Shareholder will be deemed to have elected to receive the Share Consideration in respect of all of its Target Shares.
4.10	Canadian tax election
(a)	An Eligible Holder whose Scheme Shares are exchanged for New Goldcorp Shares pursuant to the Scheme is entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Goldcorp, within 90 days after the Effective Date, duly completed with the details of the number of Scheme Shares transferred and the applicable agreed amounts for the purposes of such joint elections.

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(b)	Goldcorp shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the Canada Revenue Authority (or the applicable provincial tax authority).
(c)	Neither Goldcorp, the Target nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Goldcorp or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.
(d)	The Target must ensure that the Scheme Booklet sent to Target Shareholders is accompanied by a form (a “Section 85 Notification”) permitting a Target Shareholder to notify Goldcorp that the Target Shareholder wishes to make a Section 85 Election. Upon receipt of the Section 85 Notification, Goldcorp will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.
4.11	Other obligations of the Target
(a)	The Target must ensure that, to the extent practicable, Scheme Participants who have acquired the Target Shares after the date of the dispatch of the Scheme Booklet and a Consideration Election Form and, if applicable, a Section 85 Notification can receive an election form on request made to the Target.
(b)	In order to facilitate the provision of the Scheme Consideration, the Target must provide, or procure the provision, to Goldcorp or a nominee of Goldcorp, of:
(i)	a daily update of the elections that have been received;
(ii)	details of the final elections made by each Target Shareholder on the Register, within three Business Days after the Election Time, together with a list of Ineligible Foreign Shareholders who did not receive New Goldcorp Shares in accordance with clause 4.6 and the Scheme; and
(iii)	a complete copy of the Register as at the Record Date, within three Business Days after the Record Date.

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4.12	Adjustment of Scheme Consideration
(a)	Nothing in this agreement or the Scheme requires Goldcorp to pay to the Scheme Participants, in aggregate, more than the Maximum Cash Consideration.
(b)	If the aggregate number of the Scheme Shares in respect of which all of the Scheme Participants validly elected to receive Cash Consideration when multiplied by the Cash Consideration exceeds the Maximum Cash Consideration, each Scheme Participant:
(i)	will only be entitled to receive Cash Consideration in respect of that number of Scheme Shares (“SS”) as calculated in accordance with the following formula (rounded down to the nearest whole number):

SS = A x	Maximum Cash Consideration
B
where:
“A”	means the number of the Scheme Shares in respect of which a Scheme Participant validly elected to receive Cash Consideration; and
“B”	means the aggregate number of the Scheme Shares in respect of which all of the Scheme Participants validly elected to receive Cash Consideration multiplied by the Cash Consideration; and
(ii)	will be entitled to receive Share Consideration for the balance of their Scheme Shares.
5	Treatment of Options and other securities

5.1	Options on issue
The Target warrants that as the date of this agreement the following Options are on issue:

Number	Date granted	Exercise price	Expiry date
6,000,000	29-Jan-07	A$0.30	30-Sep-10
192,500	22-Jun-07	A$0.40	30-Jun-11
2,000,000	11-Oct-07	A$0.70	14-Jul-11
250,000	30-Jun-08	A$1.60	2-Jun-12
1,000,000	27-Nov-08	A$0.75	31-Jul-12
300,000	5-Jul-10	C$2.82	5-Jul-17
146,740	29-Jul-10	C$3.41	29-Jul-17
26,700	22-Aug-10	C$4.06	22-Aug-17

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5.2	Proposed treatment of Options
(a)	Goldcorp and the Target agree to use their best endeavours to procure that the Options are either transferred to Goldcorp or cancelled, prior to the Record Date.
(b)	The Target agrees to seek the waiver of the ASX from the requirements of Listing Rule 6.23 in order to allow the transfer or cancellation of the Options without a meeting of the Target Shareholders.
(c)	Goldcorp will prepare a deed to give effect to the transfer or cancellation of the Options. The consideration for the transfer or cancellation of the Options will be:
(i)	Goldcorp Options with the same economic value, subject to there being no requirement to provide a disclosure document under the Corporations Act (or an offering document required for the purposes of any other applicable securities law); or
(ii)	for each Option, cash equal to difference between the exercise price of the Option and C$6.50, if the requirements for disclosure (or an offering document) for the grant of Goldcorp Options as contemplated by sub-paragraph (c)(i) would, in Goldcorp’s opinion, be onerous or impracticable.
5.3	Proposed treatment of Target Performance Share rights
Goldcorp acknowledges and agrees that it is the intention of the Target Board to give notice to the holders of the Performance Share Rights as at a date on or after the First Court Date that their Performance Share Rights have become vested (on such terms and conditions as the Target Board may determine, after obtaining Goldcorp’s consent, such consent not to be unreasonably withheld), and issue Target Shares to those holders by no later than the Record Date. The Target agrees to use its best efforts to obtain assurances from such holders that they intend to vote their Target Shares in favour of the Merger.
6	Co-operation and timing
6.1	General obligations
The parties must each:
(a)	use all reasonable endeavours and commit necessary resources (including management and the resources of external advisers); and
(b)	procure that its officers and advisers work in good faith and in a timely and co-operative fashion with the other party (including by attending meetings and by providing information), to produce the Scheme Booklet and implement the Merger as soon as reasonable practicable and in accordance with the Timetable.

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6.2	Access to people and Target Information
Between the date of this agreement and the earlier of (i) 5.00pm on the Business Day immediately before the Second Court Date and (ii) the date this agreement is terminated, the Target must:
(a)	as soon as reasonably practicable provide Goldcorp and its officers and advisers with any documents, records, and other information (subject to any existing confidentiality obligations owed to third parties, or applicable privacy laws) reasonably requested by them; and
(b)	provide Goldcorp and its officers and advisers with reasonable access to the Target’s officers, advisers and properties which Goldcorp reasonably requires for the purposes of:
(i)	understanding Target’s financial position (including its cashflow and working capital position) and management control systems;

(ii)	implementing the Merger;

(iii)	preparing for carrying on the business of the Target following implementation of the Merger; and

(iv)	any other purpose which is agreed in writing between the parties, provided in every case that such access is reasonably necessary to Goldcorp and does not place an unreasonable burden on the ability of the Target to run its business.
6.3	Goldcorp’s right to separate representation
Goldcorp is entitled to separate representation at all Court proceedings relating to the Scheme. Nothing in this agreement is to be taken to give the Target any right or power to make or give undertakings to the Court for or on behalf of Goldcorp.
6.4	Implementation Committee
(a)	The parties agree to establish an interim joint planning committee to act as a forum for consultation on a joint basis, in relation to the programs and expenditures for the Cerro Negro Project for the period beginning on the date of this agreement until the earlier of the Implementation Date or the date of termination of this agreement.
(b)	Nothing in this agreement constitutes the relationship of a partnership or a joint venture between the parties.
7	Implementation obligations of the parties
7.1	Target’s obligations
The Target must comply with the obligations of the Target set out in schedule 5 and take all reasonable steps to implement the Merger as soon as is reasonably practicable and in any event prior to the End Date.

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7.2	Goldcorp’s obligations
Goldcorp must comply with the obligations set out in schedule 6 and must take all reasonable steps to assist the Target to implement the Merger as soon as reasonably practicable and in any event prior to the End Date.
7.3	Appointment/retirement of Target directors
(a)	As soon as practicable after the Second Court Date, the Target must use its reasonable endeavours to cause the appointment of each Incoming Director to the Target Board.
(b)	The Target must procure that each of the Outgoing Directors retire from the Target Board and as directors of any member of the Target Group with effect from the Implementation Date and provide written notice to the effect that they have no claim outstanding for loss of office, remuneration or otherwise against any member of the Target Group.
8	Scheme Booklet
8.1	Preparation
Without limiting clauses 7.1 or 7.2:
(a)	(preparation): The Target is generally responsible for the preparation of the Scheme Booklet but will provide drafts to, and consult with, Goldcorp in accordance with clause 8.2;
(b)	(compliance) Goldcorp and the Target must take all necessary steps to endeavour to ensure that the Scheme Booklet:
(i)	complies with the requirements of:
(A)	the Corporations Act;
(B)	ASIC Regulatory Guide 60;
(C)	ASIC Regulatory Guide 142;
(D)	the Listing Rules;
(E)	the TSX;
(F)	Canadian securities laws;
(G)	the 1933 Act and the 1934 Act; and
(H)	the NYSE; and
(ii)	is not, having regard to applicable disclosure requirements, misleading or deceptive in any material respect (including because of any material omission).

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8.2	Content of Scheme Booklet
The Target must:
(a)	(consult with Goldcorp):
(i)	provide to Goldcorp drafts of the Scheme Booklet for the purpose of enabling Goldcorp to review and comment on those draft documents and provide Goldcorp with adequate time to review and comment on such drafts;
(ii)	take the comments made by Goldcorp into account in good faith when producing a revised draft of the Scheme Booklet; and
(iii)	provide to Goldcorp a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised and to enable Goldcorp to review the Regulator’s Draft at least five Business Days before its submission;
(b)	(amend Scheme Booklet) implement such changes to those parts of the Scheme Booklet relating to Goldcorp which are provided in accordance with clause 8.2(a) as reasonably requested by Goldcorp and prior to finalising the Regulator’s Draft;
(c)	(Regulatory Review Period) during the Regulatory Review Period:
(i)	promptly provide to Goldcorp, and include in a revised draft of the Scheme Booklet, any new information not included in the Regulator’s Draft which is required by the Corporations Act, Corporations Regulations, ASIC Regulatory Guide 60 or 142 or the Listing Rules to be included in the Scheme Booklet; and
(ii)	keep Goldcorp informed of any matters raised by ASIC in relation to the Scheme Booklet and provide Goldcorp with copies of material correspondence received from ASIC in respect of the Scheme as soon as practicable following receipt and use all reasonable endeavours, in co-operation with Goldcorp, to resolve any such matters;
(d)	(Goldcorp Information) obtain approval from Goldcorp for the form and context in which the Goldcorp Information appears in the Scheme Booklet.
8.3	Goldcorp information
Goldcorp must consult with the Target as to the content of the Goldcorp Information. Goldcorp:
(a)	consents to the inclusion of the Goldcorp Information in the Scheme Booklet in a form acceptable to Goldcorp acting reasonably; and
(b)	acknowledges that:
(i)	it is responsible for ensuring that the Goldcorp Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and that Target will not verify or materially edit the Goldcorp Information in the Scheme Booklet; and
(ii)	the Scheme Booklet will state that Goldcorp is responsible for the Goldcorp Information.

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8.4	Disagreement on content
If Goldcorp and the Target disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet. If complete agreement is not reached after reasonable consultation, then:
(a)	if the disagreement relates to the form or content of the Goldcorp Information contained in the Scheme Booklet, the Target will make such amendments as Goldcorp reasonably requires; and
(b)	if the disagreement relates to the form or content of any other part of the Scheme Booklet, the Target Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet.
8.5	Verification
Each party must undertake appropriate verification processes for the information supplied by that party for the Scheme Booklet.
8.6	Responsibility statements
The responsibility statements to appear in the Scheme Booklet will contain words to the effect of:
(a)	Target has provided, and is responsible for, the Target Information in the Scheme Booklet, and that Goldcorp and its directors and officers do not assume any responsibility for the accuracy or completeness of that Target Information;
(b)	Goldcorp has provided, and is responsible for, the Goldcorp Information in the Scheme Booklet, and that Target and its directors and officers to not assume any responsibility for the accuracy or completeness of that Goldcorp Information except to the extent that Target has provided Goldcorp with information for the purpose of Goldcorp preparing information on the merged entity following implementation of the Scheme; and
(c)	the Independent Expert has provided and is responsible for the Independent Expert’s Report and:
(i)	Goldcorp and its directors and officers do not assume any responsibility for the accuracy or completeness of the Independent Expert’s Report; and
(ii)	Target and its directors and officers do not assume any responsibility for the accuracy or completeness of the Independent Expert’s Report.
9	Conduct of business
9.1	Overview
From the date of this agreement up to and including the Implementation Date, the Target must conduct, and procure each member of the Target Group conducts its business in the usual, ordinary and regular course of business of the Target and consistent with past practices of the Target, except as contemplated by this agreement.

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9.2	Specific obligations
Without limiting clause 9.1 and other than with the prior approval of Goldcorp (which approval must not be unreasonably withheld or delayed) or as required by this agreement, the Target must, and must procure that each member of the Target Group, during the period contemplated by clause 9.1, use all reasonable endeavours to:
(a)	(business and assets) maintain the condition of its business and assets;
(b)	(officers and employees) keep available the services of its officers and employees;
(c)	(relationships) preserve its relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings, including using reasonable endeavours to obtain consents from third parties to the completion of the Merger and any related transactions which Goldcorp reasonably requests;
(d)	(property rights) maintain all of its Mineral Rights, surface rights and other property rights in force;
(e)	(standstill agreements) enforce all standstill obligations under any agreements to which any member of the Target Group is a party (and not waive compliance with any of those standstill obligations);
(f)	(change of control provisions) identify any change of control or similar provisions in any significant contracts or any joint venture documentation;
(g)	(cash) ensure there is no material decrease in the amount of cash in the Target other than as:
(i)	used in the ordinary course of business and consistent with forecast cash utilisation; or
(ii)	a result of reasonable costs incurred directly in relation to the transactions contemplated by the Merger;
(h)	(proxies) advise Goldcorp on at least a daily basis on each of the 10 Business Days preceding the Scheme Meeting as to the aggregate tally of the proxies received in respect of the approval of the Scheme;
(i)	(consultation) consult with Goldcorp with respect to any material decisions regarding its business and operations or concerning the Cerro Negro Project, other than decisions in the normal course of business consistent with past practice, and no material decisions with respect to the development of the Cerro Negro Project shall be made without first having obtained the prior written authorisation of Goldcorp; and
(j)	(US Securities Compliance) advise the Court in the application for the final order approving the Merger that it is Goldcorp and Target’s intention to rely on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act to implement the Merger in respect of Target Shareholders who are resident in the United States.

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9.3	Prohibited actions
Other than with the prior approval of Goldcorp or as required by this agreement the Target must not, and must procure that each member the Target Group does not, during the period referred to in clause 9.1:
(a)	(Contracts) enter into a Significant Contract or terminate a Material Contract other than any entry into a Significant Contract or termination of a Material Contract that has been disclosed to, and agreed in writing by, Goldcorp;
(b)	(employment agreements) increase the remuneration of or pay any bonus (other than in accordance with existing arrangements and in the ordinary course) or issue any securities or options to, or otherwise vary the employment agreements with, any of its directors, officers or employees;
(c)	(accelerate rights) accelerate the rights of any of its directors, officers or employees to benefits of any kind except as follows; (i) where such acceleration occurs automatically in accordance with the terms of any existing agreement, plan, or similar written arrangement in the event of a transaction such as the Merger; (ii) the Target Board shall be entitled to accelerate the vesting of an aggregate of 2,318,494 unvested Target Shares in respect of previous grants made under the Employee Share Ownership Plan; (iii) the Target Board shall be entitled to accelerate the vesting of 673,440 outstanding unvested options; (iv) the Target Board shall be entitled to accelerate the vesting of 133,000 unvested Target Shares allocated as incentive share grants to certain executives; and (v) the Target Board shall be entitled to accelerate the vesting of the Performance Share Rights;
(d)	(termination payments) pay a director or employee a termination payment, other than:
(i)	as provided for as of 30 July 2010 in an existing employment contract, a copy of which has previously been provided to Goldcorp; or

(ii)	the six severance agreements with Argentinean employees entered into after 30 July 2010, as agreed between the Target and Goldcorp.
(e)	(financial arrangements) amend in any material respect any arrangement with its financial advisers in respect of the transactions contemplated by this agreement;
(f)	(dividends) announce, declare or pay any dividends or other distributions to its shareholders;
(g)	(Target Prescribed Event) take any action which would be reasonably expected to give rise to a Target Prescribed Event;

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(h)	(information technology) take any action in respect of its information technology systems which would have a material impact on those systems;
(i)	(capital expenditure) enter into new commitments of a capital expenditure nature in excess of C$250,000 or incur any new contingent liabilities other than:
(i)	ordinary course expenditures including budgeted expenditures as disclosed in writing to Goldcorp prior to the date of this agreement;

(ii)	expenditures required by law;

(iii)	expenditures made in connection with the Scheme;

(iv)	capital expenditures required to prevent the occurrence of a Target Material Adverse Change which have been notified to Goldcorp in writing; or
(j)	(agreement) agree to do any of the matters set out above.
10	Non-solicitation
10.1	Covenant regarding Non-Solicitation
On and after the date of this agreement, except as otherwise expressly permitted herein, the Target shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of the Target Group, or otherwise:
(a)	make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of the Target Group or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;
(b)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;
(c)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal commencement of such Acquisition Proposal shall not be considered a violation of this clause 10.1(c));

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(d)	withdraw, modify or qualify or publicly propose or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Goldcorp (except if such change is made (i) because a Goldcorp Material Adverse Change has occurred and is continuing and, as a consequence, the Target Board has concluded that it would be inconsistent with their fiduciary duties to continue to recommend that holders of the Target Shares vote in favour of the resolution to approve the Scheme; or (ii) following the receipt of the report of the Independent Expert where that report states that in the opinion of the Independent Expert the Scheme is not in the best interests of the Target Shareholders (other than where an Acquisition Proposal has been proposed or announced before the report is issued which the Independent Expert may reasonably regard to be on more favourable terms than the transaction contemplated by this agreement)) its recommendation that holders of the Target Shares vote in favour of the resolution to approve the Scheme (any such action being a “Change in Target Recommendation”);
(e)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or
(f)	make any public announcement or take any other action inconsistent with, the Merger contemplated in this agreement, provided, however, that, the preceding part of this clause 10.1, does not apply to the extent that it restricts the Target or the directors of the Target and, on the direction of any of the directors of the Target, any officer, employee, representative, agent or advisor of the Target, from taking or refusing to take any action that may, prior to the approval of the Merger by the Target Shareholders:
(g)	enable the consideration or negotiation of any unsolicited Acquisition Proposal that may constitute a Superior Proposal;
(h)	result in a Change in Target Recommendation in respect of a Superior Proposal;
(i)	result in approval or recommendation of a Superior Proposal to the Target Shareholders; or
(j)	result in the entry into an agreement in respect of a Superior Proposal, in accordance with the provisions of the following provisions of this clause, but in each case only if:
(i)	the Acquisition Proposal did not result from a breach of any provision of this clause by the Target;
(ii)	the directors of the Target determine in good faith after consulting with outside counsel (including written opinions or advice), that failure to take such action would be reasonably likely to constitute a breach of the fiduciary or statutory duties of the directors of the Target under applicable law, or would otherwise be a contravention of law.

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10.2	Existing discussions
The Target:
(a)	shall, and shall cause the officers, directors, employees, consultants, representatives and agents of the Target Group to, immediately terminate and cease any discussions or negotiations currently being conducted on behalf of the Target with any parties (other than Goldcorp) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal;
(b)	agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party;
(c)	agrees not to release any third party from any standstill agreement or provision to which such third party is a party and to take all required action to enforce such standstill agreements; and
(d)	shall immediately request the return or destruction of all information provided to any third party that, at any time since 1 January 2010, has entered into a confidentiality agreement with the Target, in each case subject to the terms of those agreements, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.
10.3	Notice to be given of Acquisition Proposals
Promptly and, in any event, within 24 hours of the receipt by any director or officer of the Target of:
(a)	any Acquisition Proposal;
(b)	any amendment to an Acquisition Proposal; or
(c)	any request for non-public information relating to the Target or the Target’s Subsidiaries in connection with any potential Acquisition Proposal or for access to the properties, books or records of the Target or the Target’s Subsidiaries by any person that informs the Target or the Target Subsidiaries that it is considering making, or has made, an Acquisition Proposal, the Target shall:
(d)	notify Goldcorp thereof, at first orally and then, as soon as possible thereafter, in writing, such written notice shall include:
(i)	the identity of the person(s) making such proposal; and

(ii)	all material terms and conditions of the Acquisition Proposal; and
(e)	provide such other details of the Acquisition Proposal, inquiry or contact as Goldcorp may reasonably request.
10.4	Requests for information
If:
(a)	the Target receives a request for material non-public information from a person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Goldcorp); and

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(b)	the directors of the Target determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal, then, provided that the Target has complied with clause 10.3, and only in such case, the directors of the Target may:
(c)	subject to the execution of a confidentiality agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of the Target or the Target’s Subsidiaries (other than pursuant to a Superior Proposal) for a period not less than eighteen months from the date of such agreement;
(d)	provide such person with access to information regarding the Target, provided, however, that the Target sends a copy of any such confidentiality agreement to Goldcorp immediately upon the execution thereof and Goldcorp is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Goldcorp and Goldcorp is immediately provided with access to similar information.
10.5	Awareness of non-solicitation
The Target shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by the Target Group are aware of the provisions of this clause 10, and the Target shall be responsible for any breach of this clause 10 by its financial advisors or other advisors or representatives.
10.6	Notice of Superior Proposal
The Target and the directors of the Target shall not make a Change in Target Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated by clause 10.4) unless the Target:
(a)	has complied with its obligations under this clause 10;
(b)	has provided Goldcorp with the information about such Acquisition Proposal as required under clause 10.3;
(c)	has determined the Acquisition Proposal would be a Superior Proposal; and
(d)	five Business Days shall have elapsed from the later of the date Goldcorp received notice of the determination of the directors of the Target to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Goldcorp received the documents pursuant to clause 10.3.

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10.7	Amended proposal
(a)	During the five Business Days referred to in clause 10.6, Goldcorp shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this agreement.
(b)	The directors of the Target shall review any offer by Goldcorp to amend the terms of this agreement and, in each case, any ancillary documents contemplated in this agreement in order to determine in good faith, as of the later of the dates referred to in clause 10.6(d), whether the offer of Goldcorp upon acceptance by the Target would result in the Acquisition Proposal not being a Superior Proposal.
(c)	If the directors of the Target so determine, the Target shall enter into an amended agreement with Goldcorp reflecting the amended proposal of Goldcorp and will promptly reaffirm its recommendation of the Merger as amended.
10.8	Amendment constitutes new proposal
The Target acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause 10.6 and shall initiate an additional five Business Day period.
10.9	Scheme Meeting to be held
If the Scheme Booklet in respect of the Merger has been sent to the Target Shareholders prior to the expiry of the five Business Day period set forth in subclause 10.6 and, during such period, unless Goldcorp requests in writing that the Scheme Meeting not proceed, or unless otherwise ordered by the Court, the Target shall continue to take all reasonable steps necessary to hold the Scheme Meeting and to cause the Merger to be voted on at the Scheme Meeting.
10.10	Postponement of Scheme Meeting
Where at any time before the Scheme Meeting:
(a)	the Target has provided Goldcorp with a notice under clause 10.3;
(b)	an Acquisition Proposal has been publicly disclosed or announced; and
(c)	the five Business Day period under clause 10.6 has not elapsed, then, subject to applicable laws, at Goldcorp’s request, the Target will:
(d)	postpone or adjourn the Scheme Meeting at the Scheme Meeting (but not beforehand without Goldcorp’s consent) to a date acceptable to Goldcorp, acting reasonably, which shall not be later than ten (10) days after the scheduled date of the Scheme Meeting; and
(e)	in the event that Goldcorp and the Target amend the terms of this agreement pursuant to clause 10.7:
(i)	ensure that the details of such amended agreement are communicated to the Target Shareholders prior to the resumption of the adjourned Scheme Meeting; and
(ii)	at Goldcorp’s request, ask the court to postpone or adjourn the Scheme Meeting (but not beforehand without Goldcorp’s consent) to a date acceptable to Goldcorp, acting reasonably, which shall not be later than ten (10) days after such amended agreements are communicated to the Target shareholders.

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10.11	Legal advice
The Target acknowledges that it has received legal advice on this agreement and the operation of this clause 10.
11	Break fee
11.1	Background
This clause 11 has been agreed in circumstances where:
(a)	Goldcorp and the Target believe that the Merger will provide significant benefits to Goldcorp, the Target and their respective shareholders, and Goldcorp and the Target acknowledge that, if they enter into this agreement and the Scheme is subsequently not implemented, Goldcorp will incur significant costs;
(b)	Goldcorp requested that provision be made for the payments outlined in clause 11.2, without which Goldcorp would not have entered into this agreement;
(c)	both the Goldcorp Board and the Target Board believe that it is appropriate for both parties to agree to the payment referred to in this clause 11 to secure Goldcorp’s participation in the Merger; and
(d)	both parties have received legal advice on this agreement and the operation of this clause 11.
11.2	Payment by the Target to Goldcorp
Subject to clauses 11.3, 11.4 and 11.5, in the event that (each of the events below being a “Triggering Event”):
(a)	(change of recommendation) Goldcorp validly terminates this agreement in accordance with clause 14.1(b), except if the Change of Target Recommendation which has lead to such termination is made:
(i)	because a Goldcorp Material Adverse Change has occurred and is continuing and, as a consequence, the Target Board has concluded that it would be inconsistent with their fiduciary duties to continue to recommend that holders of the Target Shares vote in favour of the resolution to approve the Scheme; or
(ii)	following the receipt, and on the basis of, a report of the Independent Expert which states that, in the opinion of the Independent Expert, the Scheme is not in the best interests of the Target Shareholders, unless an Acquisition Proposal which the Independent Expert may reasonably regard to be on more favourable terms than the transaction contemplated by this agreement was proposed or announced before the report of the Independent Expert was issued;

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(b)	(breach of exclusivity provisions) Goldcorp validly terminates this agreement pursuant to clause 14.1(d) due to the Target having materially breached its obligations under clause 10;
(c)	(Acquisition Proposal) the following events occur:
(i)	an Acquisition Proposal is made known to the Target Shareholders generally, or is publicly announced (“Pending Acquisition Proposal”);
(ii)	the Pending Acquisition Proposal is not withdrawn prior to the Scheme Meeting;
(iii)	the Target Shareholders do not subsequently approve the Scheme by the requisite majorities in accordance with the Corporations Act;
(iv)	this agreement is terminated by either party in accordance with clause 14.1(e); and
(v)	the Target completes an Acquisition Proposal within six months following termination of this agreement;
(d)	(definitive agreement for a Superior Proposal) the Target validly terminates this agreement in accordance with clause 14.1(c); or
(e)	(Target Prescribed Event) a Target Prescribed Event occurs prior to 8.00am on the Second Court Date and Goldcorp validly terminates this agreement in accordance with clause 14, then, the Target shall pay to Goldcorp:
(i)	in the circumstances set forth in clause 11.2 (a), (b), (d) or (e) above, at the time of the termination of this agreement; and
(ii)	in the circumstances set forth in clause 11.2 (c), at the completion of such Acquisition Proposal, as consideration for Goldcorp’s disposition of rights under this agreement, an amount, payable which is equal to 1% of the aggregate of the total consideration offered by Goldcorp to implement the Merger (determined by multiplying the Cash Consideration by the number of Target Shares that would be on issue (on a fully diluted basis) if the Merger was implemented (the “Target Termination Payment”), in immediately available funds.
11.3	Limitations
The Target shall not be obligated to make more than one payment pursuant to this clause 11.2. The Target:
(a)	acknowledges that the Target Termination Payment is a genuine pre-estimate of the damages which Goldcorp will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Merger, including advisory costs (including costs of advisers other than success fees), costs of management and directors’ time, out-of-pocket expenses and reasonable opportunity costs incurred by Goldcorp in pursuing the Merger or in not pursuing other alternative acquisitions or strategic initiatives which Goldcorp could have developed to further its business and objectives and is not a penalty;

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(b)	irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.
Upon receipt of payment of the Target Termination Payment by Goldcorp, Goldcorp shall have no further claim against the Target in respect of the failure to complete the Merger, provided that nothing herein shall preclude Goldcorp from seeking injunctive relief to restrain any breach or threatened breach by the Target of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.
11.4	No amount payable if Scheme becomes Effective
Notwithstanding the occurrence of any event under clause 11.2 no amount is payable under clause 11.2 if the Scheme becomes Effective.
11.5	Compliance with law
If it is finally determined following the exhaustion of all reasonable avenues of appeal to the Takeovers Panel or a Court that all or any part of the amount payable under clause 11.2:
(a)	is unlawful;
(b)	involves a breach of the duties of the Target Board; or
(c)	constitutes unacceptable circumstances within the meaning of the Corporations Act, then the Target’s obligation to pay the amount payable under clause 11.2 does not apply and if Goldcorp has received any part of the payment due under clause 11.2 it must refund it within ten Business Days of such final determination.
11.6	Survival
Any accrued obligations under this clause survive termination of this agreement.
12	Representations and warranties
12.1	Target’s representations and warranties
The Target represents and warrants to Goldcorp (on its own behalf and separately as trustee or nominee for each of the Goldcorp directors), jointly and severally, that each of the statements set out in schedule 7 is true and correct in all material respects as at the date of this agreement and as at 5.00pm on the Business Day immediately prior to the Second Court Date.

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12.2	Target’s indemnity
The Target indemnifies the Goldcorp Indemnified Parties against all Losses incurred directly or indirectly as a result of any of the representations and warranties in clause 12.1 not being true and correct.
12.3	Target warranty certificate
The Target must provide to Goldcorp by 5.00pm on the Business Day immediately prior to the Second Court Date a certificate signed by a director of the Target and made in accordance with a resolution of the Target Board stating, as at that date, that the representations or warranties given by the Target in clause 12.1 remain true and accurate or, if any such representation or warranty is not true and accurate as at that date, providing complete particulars of the facts and matters which make the representation or warranty untrue or inaccurate.
12.4	Goldcorp’s representations and warranties
Goldcorp represents and warrants to the Target (on its own behalf and separately as trustee or nominee for each of the Target directors) that each of the statements set out in schedule 8 is true and correct in all material respects as at the date of this agreement and as at 5.00pm on the Business Day immediately prior to the Second Court Date.
12.5	Goldcorp’s indemnity
Goldcorp indemnifies the Target Indemnified Parties against all Losses incurred directly or indirectly as a result of any of the representations and warranties in clause 12.4 not being true and correct.
12.6	Goldcorp warranty certificate
Goldcorp must provide to the Target by 5.00pm on the Business Day immediately prior to the Second Court Date a certificate signed by a director of Goldcorp and made in accordance with a resolution of the Goldcorp Board stating, as at that date, that the representations and warranties given by Goldcorp in clause 12.4 remain true and accurate or, if any such representation or warranty is not true and accurate as at that date, providing complete particulars of the facts and matters which make the representation or warranty untrue or inaccurate.
13	Court proceedings
13.1	Appeal process
If the Court refuses to make orders convening the Scheme Meeting or approving the Scheme, Goldcorp and the Target must appeal the Court’s decision to the fullest extent possible except to the extent that:
(a)	the parties agree otherwise; or
(b)	Queen’s Counsel or Senior Counsel representing that party in relation to the Scheme indicates that, in their opinion, an appeal would likely have less than a 50% prospect of success; or
(c)	there is, in the bona-fide view of the Target Board a Superior Proposal which should be recommended in preference to the Scheme, in which case either party may terminate this agreement in accordance with clause 14.1(h)(iii).

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13.2	Defence of proceedings
Each of Goldcorp and the Target must vigorously defend, or must cause to be vigorously defended, any lawsuits or other legal proceeding brought against it (or any of its Subsidiaries) challenging this agreement or the completion of the Merger. Neither Goldcorp nor the Target will settle or compromise (or permit any of its Subsidiaries to settle or compromise) any claim brought in connection with this agreement without the prior written consent of the other, such consent not to be unreasonably withheld.
13.3	Costs
Any costs incurred as a result of the operation of this clause 13 will be borne equally by each party.
14	Termination
14.1	Termination events
This agreement may be terminated:
(a)	(agreement) if agreed to in writing by Goldcorp and the Target;
(b)	(change in recommendation) by Goldcorp if:
(i)	there shall have occurred a Change in Target Recommendation;
(ii)	the Target has approved or recommended an Acquisition Proposal; or
(iii)	the Target has entered into a definitive agreement with respect to a Superior Proposal;
(c)	(Superior Proposal) by the Target in order to enter into a definitive written agreement with respect to a Superior Proposal subject to compliance of the Target with clauses 10 and 11;
(d)	(material breach) by either party if the other is in material breach of this agreement (including a warranty), taken in the context of the Scheme as a whole, provided that either Goldcorp or Target, as the case may be, has given notice to the other setting out the relevant circumstances and stated an intention to terminate and, the relevant circumstances continue to exist 10 Business Days (or any shorter period ending at 5:00 pm on the day before the Second Court Date) after the time such notice is given (except in the case of a material breach of clause 10 in relation to which the relevant circumstances need not continue for any period before Goldcorp can terminate);
(e)	(no shareholder approval) by either party if the resolution submitted to the Scheme Meeting is not approved by the requisite majority under the Corporations Act;

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(f)	(End Date) by either party, if the Scheme has not become Effective on or before the End Date, unless the Scheme has not become Effective due to a breach by such party of its obligations under this agreement;
(g)	(restraint) by either party if a Court or other Regulatory Authority has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Merger;
(h)	(consultation or appeal failure) in accordance with and pursuant to:
(i)	clause 3.9(a);
(ii)	clause 3.9(b); or
(iii)	clause 13.1;
(i)	(insolvency) by either party if the other party or any of their material Related Bodies Corporate becomes Insolvent;
(j)	(Target Material Adverse Change) a Target Material Adverse Change occurs prior to 8.00am on the Second Court Date; or
(k)	(Independent Expert) by either party following the receipt of the report of the Independent Expert where that report states that in the opinion of the Independent Expert the Scheme is not in the best interests of the Target Shareholders.
14.2	Termination
Where a party has a right to terminate this agreement, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this agreement.
14.3	Effect of Termination
In the event that a party terminates this agreement, or if this agreement otherwise terminates in accordance with its terms, then in either case all further obligations of the parties under this agreement, other than the obligations set out in clauses 11, 13.1, 16 and 18 will immediately cease to be of further force and effect without further liability of any party to the other, provided that nothing in this clause releases any party from liability for any pre-termination breach of this agreement.
15	Public announcements
15.1	Public announcement of Merger
Immediately after signing this agreement, the Target and Goldcorp will issue a joint public announcement of the proposed Merger in the form contained in Annexure A.
15.2	Required disclosure
Where a party is required by law, the Listing Rules or a memorandum of understanding with a Regulatory Authority to make any announcement or make any disclosure relating to a matter the subject of the Merger, it may do so only after it has given the other party as much notice as possible and has consulted to the fullest extent possible in the circumstances with the other party and its legal advisers.

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15.3	Other announcements
Subject to clauses 15.1 and 15.2, no party may make any public announcement or disclosure in connection with the Merger (including disclosure to a Regulatory Authority) other than in a form approved by each party (acting reasonably). Each party will use all reasonable endeavours to provide such approval as soon as practicable.
16	Confidential Information
16.1	Background
The Confidentiality Agreement imposes confidentiality restrictions on Goldcorp relating to information provided by the Target to Goldcorp in relation to a particular project.
16.2	Suspension of Confidentiality Agreement
From the date of execution of this agreement until:
(a)	if the Merger is implemented, the Implementation Date; or
(b)	if the Merger is not implemented, the date of termination of this agreement,
(referred to as the “MIA Period”) the rights and obligations of the parties under the Confidentiality Agreement will be suspended as they relate to confidentiality restrictions and dealing with Confidential Information, and during the MIA period, the provision of Confidential Information from one party to the other will be exclusively regulated by the terms of this clause 16.
16.3	Resumption of Confidentiality Agreement
At the end of the MIA Period, clause 16.2 will no longer have the effect of suspending the relevant rights and obligations and all the rights and obligations under the Confidentiality Agreement will be in full force and effect, with the effect that any Confidential Information provided to Goldcorp at any time will be regulated by the Confidentiality Agreement.
16.4	Acknowledgements by Goldcorp
Goldcorp acknowledges and agrees that it continues to be bound by the terms of the Confidentiality Agreement in respect of all Confidential Information received by it from the Target before the date of this agreement.
16.5	Consent by the Target
For the purposes of clause 7 of the Confidentiality Agreement (“Standstill”), the Target consents to the entry into and implementation of this agreement, including the implementation of the Merger and all matters expressly contemplated by this agreement and such ancillary actions as may be necessary or desirable in that regard.

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16.6	Termination
This clause 16 will survive for a period of one year after the termination (for whatever reason) of this agreement, with the effect that Confidential Information provided by one party to the other during the MIA Period will remain subject to the obligations set out in this clause 16, after which, any Confidential Information provided to Goldcorp at any time will be regulated by the Confidentiality Agreement.
16.7	Recipient to maintain confidence
The Recipient agrees to maintain the confidential nature of the Confidential Information except as required to be disclosed for the implementation of the Merger.
16.8	Disclosure of Goldcorp Confidential Information
No Goldcorp Confidential Information may be disclosed by the Target to any person except:
(a)	Representatives of the Target or its Related Bodies Corporate requiring the information for the purposes of this agreement; or
(b)	with the consent of Goldcorp which consent may be given or withheld in its absolute discretion; or
(c)	if the Target is required to do so by law or by a stock exchange; or
(d)	if the Target is required to do so in connection with legal proceedings relating to this agreement.
16.9	Use of Goldcorp Confidential Information
The Target must use the Goldcorp Confidential Information exclusively for the purpose of due diligence and preparing the Scheme Booklet and for no other purpose (and must not make any use of any Goldcorp Confidential Information to the competitive disadvantage of Goldcorp or any of its Related Bodies Corporate).
16.10	Disclosure of Target Confidential Information
No Target Confidential Information may be disclosed by Goldcorp to any person except:
(a)	Representatives of Goldcorp or its Related Bodies Corporate requiring the information for the purposes of this agreement; or
(b)	with the consent of Target which consent may be given or withheld in its absolute discretion; or
(c)	if Goldcorp is required to do so by law or by a stock exchange; or
(d)	if Goldcorp is required to do so in connection with legal proceedings relating to this agreement.

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16.11	Use of Target Confidential Information
Goldcorp must use the Target Confidential Information exclusively for the purpose of due diligence and preparing the Scheme Booklet and for no other purpose (and must not make any use of any Target Confidential Information to the competitive disadvantage of Target or any of its Related Bodies Corporate).
16.12	Disclosure by recipient of Confidential Information
Any party disclosing information under clause 16.8(a) or 16.8(b) or clause 16.10(a) or 16.10(b) must use all reasonable endeavours to ensure that persons receiving Confidential Information from it do not disclose the information except in the circumstances permitted in clause 16.7 or clause 16.10.
16.13	Excluded Information
Clauses 16.7, 16.9, 16.10, 16.11 and 16.12 do not apply to the Excluded Information.
16.14	Accuracy
(a)	Goldcorp acknowledges that, except as expressly set out in this agreement, neither the Target nor any of its Representatives has made nor makes any representation or warranty as to the accuracy or completeness of the Target Confidential Information which does not comprise or pertain to Target Information.
(b)	The Target acknowledges that, except as expressly set out in this agreement, neither Goldcorp nor any of its Representatives has made nor makes any representation or warranty as to the accuracy or completeness of the Goldcorp Confidential Information which does not comprise or pertain to Goldcorp Information.
16.15	Return of Confidential Information
A party who has received Confidential Information from another under this agreement must, on the request of the other party, immediately deliver to that party all documents or other materials containing or referring to that information which are in its possession, power or control or in the possession, power or control of persons who have received Confidential Information from it under clause 16.8(a) or 16.8(b).
17	Notices and other communications
17.1	Form — all communications
Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement (“Communications”) must be:
(a)	in writing;
(b)	signed by the sender (if an individual) or an Authorised Officer of the sender; and
(c)	marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

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17.2	Delivery
Communications must be:
(a)	left at the address set out or referred to in the Details;
(b)	sent by prepaid courier (airmail if appropriate) to the address set out or referred to in the Details;
(c)	sent by fax to the fax number set out or referred to in the Details; or
(d)	given in any other way permitted by law.
However, if the intended recipient has notified a changed address or fax number, then Communications must be to that address or fax number.
A communication sent to the Target is to be copied to 200 West Civic Centre Drive, Suite 200, Sandy, Utah, 84070, United States of America marked for the attention of Managing Director and Director of Investor Relations. In the case of communications sent by fax, this will be satisfied by send a copy of the fax as contemplated by the fax details for the Target set out in the Details section of this agreement.
17.3	When effective
Communications take effect from the time they are received or taken to be received under clause 17.4 (whichever happens first) unless a later time is specified.
17.4	When taken to be received
Communications if sent by fax are taken to be received, at the time shown in the transmission report as the time that the whole fax was sent.
17.5	Receipt outside business hours
Despite clauses 17.3 and 17.4, if communications are received or taken to be received under clause 17.4 after 5.00pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00am on the next Business Day and take effect from that time unless a later time is specified.
18	Goods and services tax (GST)
18.1	Consideration does not include GST
The consideration specified in this agreement does not include any amount for GST.

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18.2	Recovery of GST
If a supply under this agreement is subject to GST, the recipient must pay to the supplier an additional amount equal to the Amount of the Consideration multiplied by the applicable GST rate.
18.3	Time of payment
The additional amount is payable at the same time as the consideration for the supply is payable or is to be provided. However, the additional amount need not be paid until the supplier gives the recipient a Tax Invoice.
18.4	Adjustment of additional amount
If the additional amount differs from the amount of GST payable by the supplier, the parties must adjust the additional amount.
18.5	Reimbursement
If a party is entitled to be reimbursed or indemnified under this agreement, the amount to be reimbursed or indemnified does not include any amount for GST for which the party is entitled to an Input Tax Credit.
18.6	Terms used in this clause
In this clause:
Amount of the Consideration means:
(a)	the amount of any payment in connection with a supply; and
(b)	in relation to non-monetary consideration in connection with a supply, the GST exclusive market value of that consideration as reasonably determined by the supplier; and
other terms used that are not defined in this agreement have any meaning used in the GST Act.
18.7	Representative member
Any reference in this clause 18 to:
(a)	GST payable by the supplier includes any GST payable by the representative member of any GST group of which the supplier is a member; and
(b)	any Input Tax Credit to which a party is entitled includes any Input Tax Credit to which the representative member of any GST group of which the party is a member is entitled.
18.8	Survival
This clause will survive termination of this agreement.

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19	Miscellaneous
19.1	Discretion in exercising rights
A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.
19.2	Partial exercising of rights
If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.
19.3	No liability for loss
A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising a right or remedy under this agreement.
19.4	Approvals and consents
By giving its approval or consent a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.
19.5	Conflict of interest
The parties’ rights and remedies under this agreement may be exercised even if it involves a conflict of duty or a party has a personal interest in their exercise.
19.6	Remedies cumulative
The rights and remedies in this agreement are in addition to other rights and remedies given by law independently of this agreement.
19.7	Variation and waiver
A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.
19.8	No merger
The warranties, undertakings and indemnities in this agreement do not merge on the Implementation Date.
19.9	Indemnities
The indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue after this agreement ends. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.
19.10	Enforceability
For the purpose of this agreement:
(a)	Target is taken to be acting as agent and trustee on behalf of and for the benefit of all Target Indemnified Parties; and

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(b)	Goldcorp is taken to be acting as agent and trustee on behalf of and for the benefit of all Goldcorp Indemnified Parties, and all of those persons are to this extent taken to be parties to this agreement.
19.11	Further transactions
(a)	The parties acknowledge that after the Effective Date Goldcorp intends to transfer all of the Target shares to a wholly-owned Australian subsidiary (“Goldcorp Sub”) and that Target will merge with and into Goldcorp Sub pursuant to the Scheme under s.413 of Corporations Act, pursuant to which all of the assets and liabilities of the Target (except to the extent such liabilities are satisfied or discharged in the Scheme and this agreement) become the assets and liabilities of Goldcorp Sub, and the Target will cease its separate legal existence.
(b)	The parties acknowledge the Scheme, this agreement and the transactions described in clause 19.11(a) are interdependent steps in an integrated transaction intended to constitute a statutory merger for purposes of Section 368(a) of the Code.
19.12	Further steps
Each party agrees, at its own expense, to do anything the other party asks (such as obtaining consents, signing and producing documents and getting documents completed and signed):
(a)	to bind the party and any other person intended to be bound under this agreement; or
(b)	to show whether the party is complying with this agreement.
19.13	Construction
No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this agreement or any part of it.
19.14	Costs
Subject to clause 11, the parties agree to pay their own legal and other costs and expenses in connection with the preparation, execution and completion of this agreement and other related documentation except for stamp duty.
19.15	Stamp duty
Goldcorp agrees to pay all stamp duty (including fines and penalties) payable and assessed on this agreement or the Scheme and in respect of a transaction evidenced by this agreement or the Scheme.
19.16	Entire agreement
Except for the Confidentiality Agreement, this agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

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19.17	Assignment
A party may not assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied in each case, without the consent of the other party.
19.18	No representation or reliance
Each party acknowledges that:
(a)	no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement;
(b)	it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement; and
(c)	paragraphs 19.18(a) and 19.18(b) above do not prejudice any rights a party may have in relation to information which had been filed by the other party with ASIC or ASX.
19.19	Governing law
This agreement is governed by the law in force in the place specified in the Details. Each party submits to the non-exclusive jurisdiction of the courts of that place.
19.20	Counterparts
This agreement may be executed in counterparts. All counterparts when taken together are to be taken to constitute one instrument.
EXECUTED as an agreement

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Merger Implementation Agreement
Schedule 1 — Goldcorp Prescribed Events
1	(Conversion) Goldcorp converts all or any of the Goldcorp Shares into a larger or smaller number of shares.

2	(Reduction of share capital) Goldcorp resolves to reduce its share capital in any way or reclassifies, combines, or splits its outstanding shares.

3	(Buy-back) Goldcorp:
(a)	enters into a buy-back agreement; or

(b)	resolves to approve the terms of a buy-back agreement.
4	(Distribution) Goldcorp makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie) except for any dividends paid in the normal course.

5	(Issuing or granting shares or options) Goldcorp or any of its Subsidiaries:
(a)	issues shares;

(b)	grants an option over its shares; or

(c)	agrees to make such an issue or grant such an option,
in each case to a person outside the Goldcorp Group other than:
(d)	as contemplated by this agreement or disclosed by Goldcorp to the Target before the date of this agreement; or

(e)	the issue of shares or options to acquire shares that do not represent in excess of 25% of the total number of Goldcorp’s then-issued and outstanding shares on a fully diluted basis.
6	(Securities or other instruments) Goldcorp or any of its Subsidiaries:
(a)	issues securities or other instruments convertible into shares or debt securities; or

(b)	agrees to issue securities or other instruments convertible into shares or debt securities, in each case to a person outside the Goldcorp Group other than:
(c)	as contemplated by this agreement or disclosed by Goldcorp to the Target before the date of this agreement;

(d)	the incurrence of indebtedness by Goldcorp in an amount that does not cause Standard & Poor’s to reduce Goldcorp’s credit rating below investment grade;

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(e)	the issue of shares or securities convertible or exercisable into shares that do not represent in excess of 25% of the total number of Goldcorp’s then-issued and outstanding shares on a fully diluted basis; or

(f)	any combination of the foregoing.
7	(Constitution) Goldcorp adopts a new constitution or modifies or repeals its existing constitution or a provision of it.

8	(Disposals) Goldcorp or any of its Subsidiaries disposes, or agrees to dispose of the whole or a substantial part of the Goldcorp Group’s business or property.

9	(Insolvency) Goldcorp or any of its material Related Bodies Corporate becomes Insolvent.

10	(Corporate action) Goldcorp adopts resolutions or enters into any agreement providing for its liquidation or dissolution or adopts any plan of liquidation.

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Merger Implementation Agreement
Schedule 2 — Target Prescribed Events
1.	(Corporate actions) The Target, except upon prior consultation with and with the consent of Goldcorp, directly or indirectly does, agrees to do, or permits to occur any of the following actions:
(i)	amends its constituent documents;

(ii)	declares, sets aside or pays any dividend or other distribution or payment in respect of any of the shares of the Target;

(iii)	issues, grants, sells or pledges or agrees to issue, grant, sell or pledge any shares of the Target, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of the Target (other than ordinary shares issuable upon the exercise of currently outstanding options);

(iv)	redeems, purchases or otherwise acquires any of the outstanding shares of the Target or other securities;

(v)	splits, combines or reclassifies any of the shares of the Target; or

(vi)	adopts resolutions or enters into any agreement providing for the amalgamation, merger, consolidation, reorganisation, liquidation, dissolution or any other extraordinary arrangement in respect of itself or any of its subsidiaries or adopts any plan of liquidation.
2.	(Buy-back) the Target:
(a)	enters into a buy-back agreement; or

(b)	resolves to approve the terms of a buy-back agreement under the Corporations Act.
3.	(Disposals) the Target or any of its Subsidiaries disposes, or agrees to dispose of the whole or a substantial part of the Target Group’s business or property.

4.	(Acquisitions, disposals or tenders) the Target or any of its Subsidiaries:
(a)	acquires or disposes of;

(b)	agrees to acquire or dispose of;

(c)	offers, proposes, announces a bid or tenders for,
any business, assets (other than in the ordinary course of business), entity or undertaking.
5.	(Encumbrances) other than in the ordinary course of business and consistent with past practice the Target or any of its Subsidiaries creates, or agrees to create, any Encumbrance over the whole or a substantial part of its business or property.

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6.	(Employment arrangements) other than in the ordinary course of business and consistent with past practice or in accordance with this agreement, the Target or any of its Subsidiaries:
(a)	increases the remuneration of, or otherwise varies the employment arrangements with, any of its directors or employees;

(b)	subject to this agreement, accelerates the rights of any of its directors or employees to compensation or benefits or any kind (including under any Target executive or employee share plans); or

(c)	pays any of its directors or employees a termination or retention payment (otherwise than in accordance with an existing contract in place at the date of this agreement).
7.	(Commitments and settlements) other than in the ordinary course of business and consistent with past practice, the Target or any of its Subsidiaries:
(a)	enters into any contract or commitment involving revenue or expenditure of more than C$250,000 over the term of the contract or commitment;

(b)	terminates or amends in a material manner any contract material to the conduct of the Target Group’s business or which involves revenue or expenditure of more than C$250,000 over the term of the contract;

(c)	waiving any material third party default; or

(d)	settle or compromise a material matter (relating to an amount in excess of C$250,000) either individually or in aggregate.
8.	(Significant Contract) the Target enters into or agrees to enter into a Significant Contract.
9.	(Insolvency) the Target or any of its Related Bodies Corporate becomes Insolvent.
10.	(Indebtedness) the Target or any of its Related Bodies Corporate incur, authorise or otherwise become committed for any indebtedness in excess of C$250,000 for borrowed money including by way of guarantee or surety.

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Merger Implementation Agreement
Schedule 3 — Conditions Precedent (clause 3.1)

Party
			entitled	Party
Condition			to benefit	responsible

1.	Regulatory Approvals		Both	Target

Before 8.00am on the Second Court Date:

	(a)	(ASIC, ASX, Argentine regulators) ASIC, ASX and any relevant Argentine governmental entity have issued or provided such consents or approvals or have done such other acts which the parties agree are reasonably necessary to implement the Merger;

	(b)	(FIRB approval) prior to the Second Court Date, either:	Cannot be waived	Goldcorp

(i) the Treasurer (or his delegate) has provided written advice with or without conditions (such conditions not to impose onerous obligations on the Goldcorp) that there are no objections under Australia’s foreign investment policy to the proposed Merger; or

(ii) following notice of the proposed Merger having been given by Goldcorp to the Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cwlth), the Treasurer has ceased to be empowered to make any order under Part II of that Act because of lapse of time.

	(c)	(Regulatory Authority) all other approvals of a Regulatory Authority which Goldcorp and Target agree, acting reasonably, are necessary to implement the Merger are obtained;	Goldcorp	Both

	(d)	(Court orders) no Court or Regulatory Authority has issued or taken steps to issue an order, temporary restraining order, preliminary or permanent injunction, decree or ruling or taken any action enjoining, restraining or otherwise imposing a legal restraint or prohibition preventing the Merger and no such order, decree, ruling, other action or refusal is in effect.	Both	Both

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Party
		entitled	Party
Condition		to benefit	responsible

2.	Scheme approval	Cannot be waived	Target

The Target Shareholders approve the Scheme by the requisite majorities in accordance with the Corporations Act.

3.	Options and other securities

	All outstanding unvested options shall have been fully vested either in accordance with the terms of such options or by action of the Board of Directors of Target and shall have been exercised, cancelled, acquired by Goldcorp or agreed to be exchanged for the Goldcorp Options on or before the First Court Date.	Goldcorp	Both

All: (i) unvested Target Shares allocated pursuant to Performance Share Rights; (ii) unvested Target Shares allocated pursuant to the Employee Share Ownership Plan; (iii) other unvested grants of Target Shares which have been allocated by the Board shall have been vested either in accordance with their terms or by action of the Board of Directors of Target and in each case, the relevant Target Shares issued and in addition, the currently vested Target Shares allocated under the Employee Share Ownership Plan are issued.

4.	Court approval

	The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.	Both	Target

5.	Third party consents

	All approvals and/or waivers of rights by parties other than Target under the Material Contracts which Goldcorp and Target agree, acting reasonably, are necessary to implement the Merger or which, if not obtained would result in a Target Material Adverse Change or a Goldcorp Material Adverse Change are obtained.	Goldcorp	Target

6.	Independent Expert

	The Independent Expert issues a report which concludes that the Scheme is in the best interests of Scheme Participants before the date on which the Scheme Booklet is lodged with ASIC.	Target	Target

7.	No Target Prescribed Event

	No Target Prescribed Event occurs between the date of this agreement and 8.00am on the Second Court Date.	Goldcorp	Target

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Party
		entitled	Party
Condition		to benefit	responsible

8.	No Target Material Adverse Change

	No Target Material Adverse Change occurs or becomes apparent between the date of this agreement and 8.00am on the Second Court Date.	Goldcorp	Target

9.	No Goldcorp Prescribed Event

	No Goldcorp Prescribed Event occurs between the date of this agreement and 8.00am on the Second Court Date.	Target	Goldcorp

11.	Quotation

	The New Goldcorp Shares to be issued pursuant to the Scheme have, before 8.00 am on the Second Court Date, been approved for official quotation on the TSX and the NYSE (subject to official notice of issuance and other normal conditions).	Target	Goldcorp

12.	Goldcorp Deed Poll

	Between the date of this agreement and the date of sending the Scheme Booklet, Goldcorp signs and delivers the Goldcorp Deed Poll.	Target	Goldcorp

13.	Target warranties and representations	Goldcorp	Target

The representations and warranties made by the Target in this agreement are, to the extent they are qualified by any references to materiality or the definition of “Target Material Adverse Change”, true and correct as of 8.00am on the Second Court Date and, to the extent that they are not qualified by any reference to materiality shall be true and correct in all material respects as of 8.00am on the Second Court Date.

14.	Goldcorp warranties and representations	Target	Goldcorp

The representations and warranties made by Goldcorp in this agreement are, to the extent they are qualified by any references to materiality or the definition of “Goldcorp Material Adverse Change”, true and correct as of 8.00am on the Second Court Date and, to the extent that they are not qualified by any reference to materiality shall be true and correct in all material respects as of 8.00am on the Second Court Date.

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Party
		entitled	Party
Condition		to benefit	responsible

15.	Adverse government action	Both	Both

There shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the implementation of the Merger.

16.	Director arrangements	Goldcorp	Both

Subject to applicable limits under the Corporations Act, by the Second Court Date all of the senior officers and directors of the Target entering into customary agreements with Goldcorp pursuant to which they will agree to vote in favour of the Scheme and agree not to sell or dispose of their Target Shares.

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Merger Implementation Agreement
Schedule 4 — Timetable (clause 6.1)

Event	Date

The agreement executed	3 September 2010

Lodge Scheme Booklet with ASIC and provide copy to ASX	11 October 2010

Application made to the Court to convene the Scheme Meeting, served on ASIC and delivered to ASX.	12 October 2010

First Court Date (This date is subject to Court availability)	29 October 2010

Printing of Scheme Booklet commences	29 October 2010

Scheme Booklets all despatched (allow 3 Business Days)	3 November 2010

The latest time for lodgement of proxies	1 December 2010

Scheme Meeting held	3 December 2010

Second Court Date (This date is subject to Court availability)	8 December 2010

Lodge Court order with ASIC (Effective Date)	9 December 2010

Record Date (5.00pm on the date which is the Second Court Date plus 5 Business Days, or such other date as Target and Goldcorp agree)	16 December 2010

Implementation Date (Record Date plus 5 Business Days)	23 December 2010

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Merger Implementation Agreement
Schedule 5 — Target’s Obligations (clause 7.1)
1	(Target Information) ensure that the Target Information included in the Scheme Booklet complies with applicable law, the Listing Rules and applicable ASIC Regulatory Guides.

2	(Further Target Information) provide to Goldcorp and Scheme Participants such further or new Target Information as may arise after the Scheme Booklet has been sent until the date of the Scheme Meeting as may be necessary to ensure that the Target Information contained in the Scheme Booklet is not, having regard to applicable disclosure requirements, false, misleading or deceptive in any material respect (including because of any material omission).

3	(Independent Expert) promptly appoint an independent expert to opine on whether or not the Scheme is in the best interests of the Target Shareholders and provide any assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for the Scheme Booklet.

4	(Provide a copy of the report) on receipt, provide Goldcorp with a copy of the final draft and final report received from the Independent Expert for review for factual accuracy.

5	(Directors’ recommendation) state in the Scheme Booklet and the public announcement contemplated by clause 15.1 (on the basis of statements made to the Target by each member of the Target Board) that each of the directors of the Target Board recommends to Scheme Participants that the Scheme be approved in the absence of a Superior Proposal, unless:
(a)	the Independent Expert opines that the Scheme is not in the best interest of Target Shareholders; or

(b)	in relation to matters occurring after the date of this agreement, the Target Board obtains written legal advice from outside legal counsel that compliance or continued compliance with this clause would be likely to involve a breach of their fiduciary duties or would be unlawful on any other basis.
6	(Directors’ voting) use its reasonable endeavours to procure that:
(a)	each member of the Target Board confirms their intent to vote any Target Shares in which they have a Relevant Interest in favour of the Scheme and any other resolution submitted to Target Shareholders for their approval in connection with the Scheme with this intent being disclosed in the Scheme Booklet; and

(b)	each member of the Target Board votes any Target Shares in which they have a Relevant Interest in favour of the Scheme and any other resolution submitted to the Target Shareholders for their approval in connection with the Scheme, unless a Superior Proposal arises or the Independent Expert opines that the Scheme is not in the best interests of Target Shareholders.

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7	(Register details) subject to the terms of the Scheme:
(a)	provide all necessary information about the Scheme Participants to Goldcorp which Goldcorp requires in order to assist Goldcorp to solicit votes at the Scheme Meeting and facilitate the issue of New Goldcorp Shares as consideration for the Scheme; and

(b)	provide all necessary directions to the Registry to promptly provide any information that Goldcorp reasonably requests in relation to the Register, including any sub-register, and, where requested by Goldcorp, the Target must procure such information to be provided to Goldcorp in such electronic form as is reasonably requested by Goldcorp.
8	(Section 411(17)(b) statement) apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme.

9	(Court application) apply to the Court for an order under section 411(1) of the Corporations Act directing Target to convene the Scheme Meeting and notice is given to the Court clearly stating the parties’ intention to rely on the exemption provided by section 3(a)(10) of the 1933 Act (or other applicable exemption from registration) to issue Goldcorp Shares to those Scheme Participants who are resident in the United States of America without registering under the 1933 Act.

10	(Registration of explanatory statement) request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act.

11	(Send Scheme Booklet) send the Scheme Booklet to Target Shareholders as soon as practicable after the Court orders Target to convene the Scheme Meeting.

12	(Scheme Meeting) convene the Scheme Meeting in accordance with any such orders made by the Court and seek the approval of Target Shareholders for the Scheme and, for this purpose, the directors of Target must participate in reasonable efforts to promote the merits of the Scheme, including meeting with key Target Shareholders at the reasonable request of Goldcorp. The Target shall not seek to adjourn or otherwise change the timing of the Scheme Meeting (or actually do so) without the prior written consent of Goldcorp.

13	(Court order) apply to the Court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act.

14	(Lodge) lodge with ASIC an office copy of any such Court order approving the Scheme as approved by the Target Shareholders at the Scheme Meeting in accordance with section 411(10) of the Corporations Act.

15	(Registration) register all transfers of Target Shares to Goldcorp on the Implementation Date in accordance with the Scheme.

16	(Listing) take all reasonable steps to maintain the Target’s listing on ASX and TSX, notwithstanding any suspension of the quotation of Target Shares, up to and including the Implementation Date, including making appropriate applications to ASX, TSX and ASIC.

17	(Other steps) do all other things necessary to give effect to the Merger and the orders of the Court approving the Scheme and take all actions within its power to give effect to this agreement.

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Schedule 6 — Goldcorp’s Obligations (clause 7.2)
1	(Goldcorp Information) provide to the Target for inclusion in the Scheme Booklet such Goldcorp Information as the Target reasonably requires to prepare and issue the Scheme Booklet (including any information required under the Corporations Act, Corporations Regulations, or ASIC Regulatory Guide 60 or 142).

2	(Further Goldcorp Information) provide to the Target such further or new Goldcorp Information as may arise after the Scheme Booklet has been sent until the date of the Scheme Meeting as may be necessary to ensure that the Goldcorp Information contained in the Scheme Booklet is not, having regard to applicable disclosure requirements, false, misleading or deceptive in any material respect (including because of any material omission).

3	(Independent Expert information) provide any assistance or information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s report to be included in the Scheme Booklet.

4	(Deed Poll) prior to the Scheme Booklet being sent, sign and deliver the Goldcorp Deed Poll.

5	(Funding requirements from Court or ASIC) do everything required by ASIC or the Court in relation to confirming funding for the proposed acquisition of the Scheme Shares under the Scheme.

6	(Representation) procure that it is represented by counsel at the court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel Goldcorp must undertake (if requested by the court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this agreement and the Scheme.

7	(Certificate) provide the Court on the Second Court Date with a certificate confirming (in respect of matters within its knowledge) whether all the conditions precedent as set out in schedule 3 (other than the condition relating to Court approval of the Scheme) have been satisfied or waived in accordance with the terms of this agreement.

8	(Other steps) do all other things necessary to give effect to the Scheme and the orders of the Court approving the Scheme.

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Schedule 7 — Target’s representations and warranties (clause 12.1)
1	(Organisation) the Target and each of Oroplata Pty Ltd., Oroplata SA, Attfield Pty Ltd. and Andean Management Company (the “Target Subsidiaries”) have been incorporated, are validly subsisting and have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted. The Target and the Target Subsidiaries are registered, licensed or otherwise appropriately qualified in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not be a Target Material Adverse Change. All of the outstanding Target Shares have been duly and validly issued in compliance with all applicable laws and none of these Target Shares were issued in violation of pre-emptive or similar rights of any security holder of the Target. Other than as disclosed in the Disclosure Letter all of the outstanding shares of the Target Subsidiaries are validly issued, fully paid and non-assessable (where this term is applicable). All of the outstanding shares of the Target Subsidiaries are beneficially owned, directly, by the Target. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the Target Subsidiaries, the outstanding shares of the Target Subsidiaries are owned by the Target free and clear of all encumbrances and the Target is not liable to any creditor in respect thereof. Except pursuant to this agreement and the arrangement contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in the Target Subsidiaries from the Target.

2	(Capitalisation) the Target is authorised to issue an unlimited number of Shares and, subject only to usual shareholder approvals an unlimited number of preference shares. As at the date of this agreement there were outstanding: (i) 542,257,867 Target Shares; (ii) 9,915,940 Options; (iii) Performance Share Rights as set out in Schedule 10; (iv) 133,000 unvested Target Shares allocated as incentive share grants to certain executives; (v) 2,318,494 unvested Target Shares in respect of previous grants made under the Employee Share Ownership Plan; (vi) 498, 388 vested but not yet issued Target Shares in respect of previous grants made under the Employee Share Ownership Plan; and (vii) no preference shares. Except as disclosed in this agreement and the arrangements contemplated hereby, there are no options, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Target or the Target Subsidiaries to issue or sell any shares of the Target, the Target Subsidiaries any securities or obligations of any kind convertible into or exchangeable for any shares of the Target or the Target Subsidiaries. All outstanding Target Shares have been authorised and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of the Target or the Target Subsidiaries having the right to vote with the Target Shareholders on any matter. There are no outstanding contractual obligations of the Target or the Target Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Target Shares or with respect to the voting or disposition of any outstanding Target Shares.

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3	(Authority) the Target has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by the Target as contemplated by this agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this agreement by the Target and the completion by the Target of the arrangements contemplated by this agreement have been authorised by the directors of the Target. This agreement has been executed and delivered by the Target and constitutes a legal, valid and binding obligation of the Target, enforceable against the Target in accordance with its terms, subject to bankruptcy, insolvency, reorganisation, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in writing to Goldcorp prior to the date of this agreement expressly for the purposes of this paragraph, the execution and delivery by the Target of this agreement and the performance by the Target of its obligations under this agreement and the completion of the arrangements contemplated, do not and will not:
(a)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:
(i)	the constitution (or its equivalent) of the Target or the Target Subsidiaries;

(ii)	any law, or

(iii)	any contract, agreement, licence or permit to which the Target or the Target Subsidiaries is bound or is subject to or of which the Target or the Target Subsidiaries is the beneficiary, which would, individually or in the aggregate, be a Target Material Adverse Change;
(b)	result in the imposition of any encumbrance upon any of the property or assets of the Target or any of the Target Subsidiaries or restrict, hinder, impair or limit the ability of the Target or any of the Target Subsidiaries to conduct the business of the Target or any of the Target Subsidiaries as and where it is now being conducted in each case, which would, individually or in the aggregate, be a Target Material Adverse Change; or

(c)	except as set forth in the Disclosure Letter, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of the Target or any of the Target Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of the Target or any of the Target Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.
No consent, approval, order or authorisation of, or declaration or filing with, any governmental entity or other person is required to be obtained by the Target or the Target Subsidiaries in connection with the execution and delivery of this agreement.

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4	(Directors’ Approvals) the board of directors of the Target has unanimously:
(a)	determined that the consideration payable to the Target Shareholders pursuant to the Scheme is fair to the Target Shareholders and the Scheme is in the best interests of the Target, in the absence of a Superior Proposal;

(b)	recommended that the Target Shareholders vote in favour of the approval of the Scheme, in the absence of a Superior Proposal; and

(c)	authorised the entering into of this agreement, and the performance of its provisions, by the Target.
5	(No defaults) neither the Target, nor any of the Target Subsidiaries is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by the Target or a Target Subsidiary under any contract, agreement or licence that is material to the conduct of the business of the Target or the Target Subsidiary which would, individually or in the aggregate, be a Target Material Adverse Change.

6	(Financial matters) the audited consolidated balance sheets, audited consolidated statements of operations and deficit and audited consolidated statements of cash flows of the Target for the financial years ended 30 June 2009 and 30 June 2008 (the “Target Financial Statements”) were prepared in accordance with Australian Accounting Standards, consistently applied, and fairly present in all material respects the consolidated financial condition of the Target at the respective dates indicated and the results of operations of the Target for the periods covered on a consolidated basis. Neither the Target nor any Target Subsidiary has any liability, whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of the Target for the period ended 30 June 2009 except liabilities accrued in the ordinary course of business which liabilities would not be expected to be a Target Material Adverse Change.

7	(Litigation) Other than as disclosed in the Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of the Target, threatened against or relating to the Target or any Target Subsidiary or affecting any of their respective properties or assets before any governmental entity which individually or in the aggregate is, or could reasonably be expected to be, a Target Material Adverse Change. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Target, threatened against or relating to the Target or any Target Subsidiary before any governmental entity. Neither of the Target nor any Target Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Target or any Target Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the arrangements contemplated by this agreement, except to the extent any such matter would not be a Target Material Adverse Change.

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8	(Mineral reserves and resources) the most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of the Target disclosed in the Target Documents (as defined herein) have been prepared and disclosed in all material respects in accordance with all applicable laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of the Target and the Target Subsidiaries, from the amounts disclosed publicly by the Target.

9	(Surface rights) the Target and the Target Subsidiaries have all surface rights, access rights and other rights and interests necessary to permit the Target and the Target Subsidiaries to access the Properties to which their Mineral Rights relate and to conduct thereon the activities permitted by such Mineral Rights, with only such exceptions as do not materially interfere with such access and exploration and subject to an obligation to pay compensation to the owners of the land for any damage suffered by such owners as a result of the activities carried on or to be carried on by the Target and the Target Subsidiaries on such land. None of the Target or the Target Subsidiaries knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use or otherwise exploit such surface rights.

10	(Title) the Target and the Target Subsidiaries hold all material rights, concessions, licences, permits, consents approvals and authorisations, including the Mineral Rights, necessary to carry on the business of the Target and the Target Subsidiaries on the Properties as currently conducted. All Mineral Rights held by the Target and the Target Subsidiaries are in good standing and, to the best of the Target’s knowledge, the Target and the Target Subsidiaries are in material compliance with each of the conditions applicable thereto and have no reason to believe that they will not continue to be in such compliance. The Material Subsidiaries are the sole recorded and beneficial owners of all such Mineral Rights, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of others whatsoever except for servitudes which do not and will not materially interfere with the use of such Mineral Rights by the Target or the relevant Target Subsidiaries. None of the Target or the Target Subsidiaries knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use otherwise exploit such Mineral Rights and none of the Target or the Target Subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect thereto except for (i) the “royalty” (contingent payment) payable to Newcrest Minera Argentina SA under the Cerro Negro asset sale agreement dated 7 January 2004, and (ii) such payments as may be required to be made to the Regulatory Authorities pursuant to applicable laws or regulations of the jurisdictions in which the Properties are located. None of the Mineral Rights held by the Target or the Target Subsidiaries is subject to any right of first refusal, or purchase or acquisition right. All taxes required to be paid with respect thereto the date hereof have been paid, other than defaults which would not be a Target Material Adverse Change.

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11	(Reports) since 1 January 2009, the Target has filed with all applicable securities authorities in Canada and Australia (the “Securities Authorities”), the TSX and the ASX and all applicable self-regulatory authorities, a true and complete copy of all forms, reports, schedules, statements, announcements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as “the Target Documents”). The Target Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by the Securities Act (Ontario)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over the Target except where such non-compliance has not had or would not reasonably be expected to be a Target Material Adverse Change. The Target has not filed any confidential material change or other report or other document with any Securities Authority, the TSX, the ASX or other self-regulatory authority which at the date hereof remains confidential. None of the Target Subsidiaries is required to file any reports or other documents with any of the Securities Authorities, the TSX or the ASX. Without limiting the generality of the foregoing, the Target is not in beach of its continuous disclosure obligations under the Listing Rules and is not relying on the carve-out in Listing Rule 3.1A to withhold any information from disclosure. All announcements made by the Target to the ASX have been accurate and not misleading or deceptive, and have otherwise been made in compliance with all relevant laws.

12	(Compliance with laws) the Target and each of the Target Subsidiaries have complied with and are not in violation of any applicable law other than such non-compliance or violations that would not, individually or in the aggregate, be a Target Material Adverse Change.

13	(No trading halt or cease trade) the Target is not subject to any trading halt, cease trade or other order of the TSX, the ASX or any Securities Authority and, to the knowledge of the Target, no investigation or other proceedings involving the Target that may operate to prevent or restrict trading of any securities of the Target are currently in progress or pending before the TSX, the ASX or any Securities Authority.

14	(No option on assets) no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Target or any of the Target Subsidiaries of any of the material assets of the Target or any of the Target Subsidiaries, other than as contemplated in this agreement.

15	(Certain contracts) neither the Target nor any of the Target Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business, (ii) limit any business practice of the Target or the Target Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by the Target or the Target Subsidiaries in any material respect.

16	(Foreign Private Issuer) as of the date hereof, the Target is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and is not required to register the Target Shares under the 1934 Act.

17	(Investment company status) the Target is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the U.S. Investment Company Act of 1940.

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18	(Vote required) the only votes of the holders of any class or series of the Target Shares, the Options, performance rights or other securities of the Target necessary to approve the Scheme is the approval of the holders of at least 75% of the issued and outstanding the Target Shares present and voting in person or represented by proxy at the Scheme Meeting, and the affirmative vote of more than 50% of holders of the Target Shares present and voting at the Scheme Meeting, in each case voting as a single class.

19	(Target Information) the Target Information provided in accordance with this agreement and included in the Scheme Booklet, as at the date of the Scheme Booklet, will not contain any material statement which is misleading or deceptive nor contain any material omission having regard to applicable disclosure requirements.

20	(Reliance) the Target Information contained in the Scheme Booklet will be included in good faith and on the understanding that Goldcorp and its directors will rely on that information for the purposes of considering and approving the Goldcorp Information in the Scheme Booklet before it is despatched, approving the entry into the Deed Poll and implementing the Scheme.

21	(Provision of information to Independent Expert) all information provided by or on behalf of the Target to the Independent Expert to enable the Independent Expert’s report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s report.

22	(Public disclosure) prior to 1 July 2010, the Target filed all continuous disclosure documents required to be filed by it with the Securities Commissions under Canadian Securities Laws on the basis that it was a “designated foreign issuer” under National Instrument 71-102 — Continuous Disclosure and other Exemptions relating to Foreign Issuers of the Canadian Securities Administrators.

23	(Material Contracts) Schedule 9 is a complete list of the contracts, licenses, commitments or other instruments to which Target or any Target Subsidiary is party or by which Target or any Target Subsidiary or any of their respective assets, rights or properties are bound:
(a)	which, if terminated or modified or if ceased to be in effect, would reasonably be expected to constitute a Target Material Adverse Change;

(b)	requiring total payments in excess of an amount equal to C$500,000 for the previous financial year; or

(c)	under which a person does not have an unconditional right to terminate within 12 months.

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24	(Provisions of Material Contacts) Except as set out in the Disclosure Letter, no Material Contract of Target or a Target Subsidiary provides a right of termination or a right of first offer, first refusal or similar right that would be exercisable as a consequence of the execution and delivery of this agreement or the announcement or completion of the Merger. Target acknowledges and agrees that the rights described in the Disclosure Letter in respect of this representation are rights that, if exercised, would constitute a Target Material Adverse Change.
Definitions used in this schedule have the following meanings:
Canadian Securities Laws means, collectively, all applicable securities laws of each of the Provinces of Canada other than Quebec and the respective rules and regulations under such laws together with applicable published instruments, policies, policy statements, notices and orders of the securities regulatory authorities in the Provinces of Canada other than Quebec.
Mineral Rights means prospecting, exploration, mining and mineral rights, concessions, licences, permits, consents, approvals and authorisations.
Properties means the material mineral properties and projects of the Target and its Subsidiaries, including all Mineral Rights, mining licences, prospecting rights or permits, mining or mineral claims and freehold properties comprising the same, and including but not limited to the Cerro Negro Project.
Securities Commissions means the applicable securities commission or regulatory authority in each of the Provinces of Canada other than Quebec.

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Schedule 8 — Goldcorp’s representations and
warranties (clause 12.4)
1.	(Organisation) Goldcorp has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Goldcorp is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not be a Goldcorp Material Adverse Change.
2.	(Capitalisation) Goldcorp is authorised to issue an unlimited number of Goldcorp Shares. As at the date of this agreement there were:
(i)	736,208,673 Goldcorp Shares outstanding;
(ii)	an aggregate of 478,333 Goldcorp Shares set aside for issue under the Goldcorp Restricted Share Rights;
(iii)	17,183,958 Goldcorp Options outstanding; and
(iv)	an aggregate of 8,439,425 Goldcorp Shares set aside for issue under the Goldcorp Warrants.
All outstanding Goldcorp Shares have been authorised and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.
3.	(Authority) Goldcorp has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by Goldcorp as contemplated by this agreement, and to perform its obligations hereunder and in respect of the Scheme. The execution and delivery of this agreement by Goldcorp and the completion by Goldcorp of the Scheme contemplated by this agreement have been authorised by the directors of Goldcorp and no other corporate proceedings on the part of Goldcorp are necessary to authorise this agreement or to complete the Scheme. This agreement has been executed and delivered by Goldcorp and constitutes a legal, valid and binding obligation of Goldcorp, enforceable against Goldcorp in accordance with its terms, subject to bankruptcy, insolvency, reorganisation, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Goldcorp of this agreement and the performance of its obligations hereunder and the completion of the Scheme do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,
(a)	the articles or by-laws of Goldcorp,
(b)	any law, or

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(c)	any contract, agreement, licence or permit to which Goldcorp is bound or is subject to or of which Goldcorp is the beneficiary;
which would, individually or in the aggregate, be a Goldcorp Material Adverse Change;
No consent, approval, order or authorisation of, or declaration or filing with, any governmental entity or other person is required to be obtained by Goldcorp in connection with the execution and delivery of this agreement or the consummation by Goldcorp of the Scheme other than: (i) any filings and approvals by Securities Authorities having jurisdiction and stock exchanges; (ii) compliance with and approvals required by the Competition Act (Canada), the Australian Foreign Acquisitions and Takeovers Act 1975 (Cwlth) Act and any regulatory approvals required in Argentina; (iii) any other consents, approvals, orders, authorisations, declarations or filings which, if not obtained, would not, individually or in the aggregate, be a Goldcorp Material Adverse Change.
4.	(Directors’ approvals) the directors of Goldcorp authorised the entering into of this agreement, and the performance of its provisions, by Goldcorp and have authorised Goldcorp to complete the Scheme.
5.	(Financial matters) the audited consolidated balance sheets, audited consolidated statements of earnings, audited consolidated statements of shareholders equity and audited consolidated statements of cash flows of Goldcorp for the financial years ended 31 December 2008 and 31 December 2009 and the six month period ended 30 June 2010 (the “Goldcorp Financial Statements”) were prepared in accordance with Canadian generally accepted accounting principles consistently applied, and fairly present in all material respects the consolidated financial condition of Goldcorp at the respective dates indicated and the results of operations of Goldcorp for the periods covered on a consolidated basis.
6.	(Reporting status) Goldcorp is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Goldcorp Shares are registered under section 12(b) of the 1934 Act. The Goldcorp Shares are listed on the TSX and the NYSE.
7.	(Reports) since 1 January 2010, Goldcorp has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this item as the “Goldcorp Documents”). The Goldcorp Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined or interpreted by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Goldcorp, except where such non-compliance has not had and would not reasonably be expected to be a Goldcorp Material Adverse Change. Goldcorp has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

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8.	(No cease trade) Goldcorp is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority or the United States Securities and Exchange Commission and, to the knowledge of Goldcorp, no investigation or other proceedings involving Goldcorp which may operate to prevent or restrict trading of any securities of Goldcorp are currently in progress or pending before any applicable stock exchange or Securities Authority.
9.	(Foreign Private Issuer) as of the date hereof, Goldcorp is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.
10.	(Investment company status) Goldcorp is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the U.S. Investment Company Act of 1940.
11.	(Shares) the New Goldcorp Shares will, upon issue, be issued as fully paid and non-assessable shares.
12.	(Reliance) the Goldcorp Information provided to the Target for inclusion in the Scheme Booklet will be provided in good faith and on the understanding that Target and its directors will rely on that information for the purposes of preparing the Scheme Booklet and proposing and implementing the Scheme in accordance with the Corporations Act.
13.	(Goldcorp Information) the Goldcorp Information provided in accordance with this agreement and included in the Scheme Booklet, as at the date of the Scheme Booklet, will not contain any material statement which is misleading or deceptive nor contain any material omission having regard to applicable disclosure requirements.
14.	(Further information) Goldcorp will, as a continuing obligation, provide to Target all such further or new information which may arise after the date of the Scheme Booklet until the date of the Scheme Meeting which may be necessary to ensure that there would be no breach of item 13 of this schedule 7 if it applied as at the date on which that information arose.
15.	(Provision of information to Independent Expert) all information provided by or on behalf of Goldcorp to the Independent Expert to enable the Independent Expert’s report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s report.
16.	(Mineral reserves and resources) the most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of Goldcorp disclosed in the Goldcorp Documents have been prepared and disclosed in all material respects in accordance with all applicable laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Goldcorp and its Subsidiaries, from the amounts disclosed publicly by Goldcorp.

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Schedule 9 — Material Contracts
1.	Engagement Letter between BMO Nesbitt Burns Inc. and Andean Resources Limited, dated as of 19 February 2009.
2.	First Amendment to Office Lease between KBS South Towne LLC and Andean Management Company, dated as of 15 March 2010.
3.	Construction Agreement between Oroplata S.A. and Cosud-Me (UTE, dated as of 26 March 2010.
4.	Software License Agreement between Illumiti Inc. and Andean Resources Limited, dated as of 30 June 2010.
5.	Underwriting Agreements between BMO Nesbitt Burns Inc., et. al. and Andean Resources Limited, dated as of 27 July 2010.
6.	Drilling Agreement between Major Perforaciones S.A. and Oroplata S.A., dated as of 5 August 2010.
7.	Professional Services Master Agreement between Illumiti Inc. and Andean Resources Limited, dated as of 25 August 2010.
8.	Convertible Note Certificate registered in the name of Kanowna Consolidated Mines Ltd with a face value of A$235,000 in Oroplata Limited. Asset Sale Agreement between MIM Argentina Explorations SA, Oroplata Limited and Kanowna Consolidated Gold Mines Limited, dated as of January 7, 2004.
9.	Exploration Agreement between Newcrest Minera Argentina S.A. and MIM Argentina Exploraciones S.A., dated as of 9 September 1999.
10. Mineral Rights as noted in Schedule C to the Underwriting Agreement set out in item 5 above.
11.	Loan Agreement between Andean Resources Limited and Oroplata S.A., dated 1 December 2005 and amended 15 January 2006.
12.	Exploration and Option between Susana Maria Santos Oliveira and Oroplata S.A. dated 31 May 2010.
13.	Easements between Oroplata S.A. and landowners: (i) Estancia Cerro Negro: May 4, 2004 Oroplata S.A., (ii) Estancia Los Tordos: 14 December 2004, (iii) Estancia La Unión: 1 December 2006, (iv) Estancia San Agustín: 17 June 2008, and (v) Estancia El Retiro: 19 May 2009.
14.	Water permits granted to Oroplata S.A. by Provincial Direction of Water Resources dated 1 June 2009 and 17 August 2010.

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Schedule 10 – Performance Share Rights

		Performance Rights	Performance Rights
	Performance Rights	(Awarded but not	(Awarded, Requires	Total Performance
	(Granted and unvested)	granted)	S/H Approval)	Rights
Employee Name	(A$)	(A$)	(A$)	(A$)

Wayne Hubert	$80,000	$160,000		$240,000
Barry Bolitho	$80,000	$160,000		$240,000
Richard Lorson	$80,000	$160,000	—	$240,000
Chuck Winograd	—	—	$240,000	$240,000
Louis Gignac	$80,000	$160,000		$240,000
Ian Hume	$80,000	$160,000		$240,000

Total	$400,000	$800,000	$240,000	$1,440,000

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Merger Implementation Agreement
Signing page

DATED:

EXECUTED by GOLDCORP INC	)
per:	)
)
)
Charles A. Jeannes	)
Name	)
)
)
President & CEO	)	/s/ Charles A. Jeannes
Title	)	Signature

EXECUTED by ANDEAN	)
RESOURCES LIMITED in	)
accordance with section 127(1) of the	)
Corporations Act 2001 (Cwlth) by	)
authority of its directors:	)
)
)
)
Signature of director	)	Signature of director/company secretary*
	)	*delete whichever is not applicable
)
)
Name of director (block letters)
Name of director/company secretary*
(block letters)
*delete whichever is not applicable

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Merger Implementation Agreement
Signing page

DATED:

EXECUTED by GOLDCORP INC	)
per:	)
)
)
)
Name	)
)
)
)
Title	)	Signature

EXECUTED by ANDEAN	)
RESOURCES LIMITED in	)
accordance with section 127(1) of the	)
Corporations Act 2001 (Cwlth) by	)
authority of its directors:	)
)
)
/s/ Wayne M. Hubert	)	/s/ John H. Thomas
Signature of director	)	Signature of company secretary*
	)	*delete whichever is not applicable
)
WAYNE M. HUBERT	)
Name of director (block letters)		JOHN H. THOMAS
Name of company secretary*
(block letters)
*delete whichever is not applicable

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Merger Implementation Agreement

Annexure A — Announcement
To be in the form as agreed between the parties

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Merger Implementation Agreement

Annexure B — Scheme

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Scheme of arrangement
pursuant to section 411 of the Corporations Act
between
Andean Resources Limited ABN 66 064 494 319 (“Target”)

and
Each person registered as a holder of fully paid ordinary shares in the Target as at the Record Date
1	Definitions and interpretation

1.1	Definitions
In this Scheme:
Aggregate Cash Consideration means the aggregate Cash Consideration payable to Scheme Participants in accordance with this Scheme.
ASIC means Australian Securities and Investments Commission.
ASX means ASX Limited or the Australian Securities Exchange, as appropriate.

Business Day means a business day as defined in the Listing Rules.

Cash Consideration means C$6.50 for each Scheme Share.
Corporations Act means the Corporations Act 2001 (Cwlth).
Court means a court of competent jurisdiction under the Corporations Act.
Deed Poll means the deed poll dated [     ] executed by Goldcorp in favour of the Scheme Participants.
Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme but in any event at no time before an office copy of the order of the Court is lodged with ASIC.
Effective Date means the date on which the Scheme becomes Effective.
Election means in respect of a Scheme Participant, an election (or deemed election) to receive the Scheme Consideration as Cash Consideration, Share Consideration, or a combination of both in accordance with clause 4.2.
Election Form means an election form for the purposes of the Target Shareholders making an election under clause 4.2.
Election Time means the last day of trading of the Target Shares on the ASX, or such other time as Goldcorp and Target agree in writing.

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Eligible Holder means a beneficial owner of Scheme Shares immediately prior to the Effective Date who is:
(a)	a resident of Canada for purposes of the Tax Act (other than a Tax Exempt person); or

(b)	a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt person).
Encumbrance includes mortgage, lien, charge, pledge, assignment by way of security, security interest and interests of third parties of any kind whether legal or otherwise.
End Date means 15 March 2011 or such other date as is agreed by Goldcorp and the Target.
Goldcorp means Goldcorp Inc of Park Place, Suite 3400 — 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Canada.
Goldcorp Constitution means the articles or by-laws or other constituent documents of Goldcorp.
Implementation Date means the fifth Business Day following the Record Date or such other date as the Target and Goldcorp agree with consent of ASX if necessary.
Ineligible Foreign Shareholder means a Target Shareholder:
(a)	who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of:
(i)	Australia and its external territories;

(ii)	the United States of America;

(iii)	Canada; or

(iv)	New Zealand; or
(b)	whose address shown in the Register is a place outside:
(i)	Australia and its external territories;

(ii)	the United States of America;

(iii)	Canada; or

(iv)	New Zealand,
or who is acting on behalf of such a person,
unless Goldcorp determines that:
(c)	it is lawful and not unduly onerous or unduly impracticable to issue that Target Shareholder with New Goldcorp Shares pursuant to the Scheme; and

(d)	it is lawful for that Target Shareholder to participate in the Scheme by the law of the relevant place.

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Listing Rules means the Listing Rules of ASX.
Maximum Cash Consideration means C$1,000,000,000.
Merger Implementation Agreement means the merger implementation agreement dated 3 September 2010 between the Target and Goldcorp.
New Goldcorp Share means a common share in the capital of Goldcorp to be issued under the Scheme.
NYSE means the New York Stock Exchange.
Nominee means a nominee appointed by Goldcorp in accordance with clause 4.6 of the Merger Implementation Agreement.
Option means an option to acquire a Target Share.
Performance Share Rights means the performance share rights granted under the Employee Share Ownership Plan approved by Target shareholders at the Target’s annual general meeting in November 2007.
Record Date means the fifth Business Day following the Second Court Date or such other date as the Target and Goldcorp agree with consent of ASX if necessary.
Register means the register of shareholders maintained by the Target in accordance with the Corporations Act.
Registered Address means, in relation to a the Scheme Participant, the address shown in the Register.
Regulatory Authority includes:
(a)	ASX;

(b)	ASIC;

(c)	the TSX;

(d)	the Ontario Securities Commission;

(e)	a government or governmental, semi-governmental or judicial entity or authority;

(f)	a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government;

(g)	the Commissioner of Competition under the Competition Act (Canada);

(h)	the National Commission for the Defence of Competition (CNDC) of Argentina;

(i)	any regulatory organisation established under statute, including the Argentine Competition Act; and

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(j)	the United States Securities and Exchange Commission.
Scheme means this scheme of arrangement together with any amendment or modification made pursuant to section 411(6) of the Corporations Act.
Scheme Consideration means, in respect of each Scheme Share, Cash Consideration or Share Consideration.
Scheme Meeting means the meeting to be convened by the Court at which the Target Shareholders will vote on the Scheme.
Scheme Order means the order of the Court under section 411(4)(b) of the Corporations Act approving the Scheme.
Scheme Participant means each person who is a Target Shareholder as at 5.00pm on the Record Date.
Scheme Share means a Target Share held by a Scheme Participant.
Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.
Second Court Hearing means the hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving this Scheme.
Share Consideration means 0.14 of a New Goldcorp Share for each Scheme Share.
Tax Act means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.
Tax Exempt person means a person who is exempt from tax under Part I of the Tax Act.
Target Share means an ordinary fully paid share in the capital of the Target.
Target Shareholder means each person registered in the Register as a holder of the Target Shares.
TSX means the Toronto Stock Exchange.
1.2	Reference to certain general terms
Unless the contrary intention appears, a reference in this Scheme to:
(a)	(variations or replacement) a document (including this agreement) includes any variation or replacement of it;
(b)	(clauses, annexures and schedules) a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;
(c)	(reference to statutes) a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

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(d)	(law) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(e)	(singular includes plural) the singular includes the plural and vice versa;

(f)	(person) the word “person” includes an individual, a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association, or any Regulatory Authority;

(g)	(executors, administrators, successors) a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h)	(Australian dollars) Australian dollars or A$ is a reference to the lawful currency of Australia;

(i)	(Canadian dollars) Canadian dollars or C$ is a reference to the lawful currency of Canada;

(j)	(calculation of time) a period of time dating from a given day or the day of an act or event, is to be calculated exclusive of that day;

(k)	(reference to a day) a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(l)	(meaning not limited) the words “include”, “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind; and

(m)	(time of day) time is a reference to Sydney, New South Wales time.
1.3	Headings
Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this Scheme.
2	Preliminary
2.1	Target
(a)	The Target is a public company incorporated in Australia and registered in Western Australia and is a company limited by shares.
(b)	The Target is admitted to the official list of the ASX and the TSX and the Target Shares are officially quoted on the respective stock markets conducted by ASX and TSX.
(c)	As at [insert date of Scheme Booklet] the Target’s only issued securities are:
(i)	[ ] Target Shares;

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(ii)	[ ] Options, which are not quoted on any stock exchange; and
(iii)	[ ] Performance Share Rights, which are not quoted on any stock exchange.
2.2	Goldcorp
Goldcorp is a public company incorporated in the Province of Ontario, Canada and is a corporation. Its shares are officially quoted on the TSX and the New York Stock Exchange.
2.3	Merger Implementation Agreement
The Target and Goldcorp have entered into the Merger Implementation Agreement under which, among other things:
(a)	the Target agreed to propose the Scheme to Target Shareholders; and

(b)	the Target and Goldcorp agreed to implement the Scheme on the terms of the Merger Implementation Agreement.
2.4	Deed Poll
Goldcorp has executed the Deed Poll by which it has covenanted to the Scheme Participants to perform its obligations under this Scheme, including to provide the Scheme Consideration.
3	Conditions to this Scheme
3.1	Conditions precedent
The conditions precedent to this Scheme are:
(a)	neither the Merger Implementation Agreement or Deed Poll is terminated before the Court makes the Scheme Order;

(b)	all the conditions precedent in schedule 3 of the Merger Implementation Agreement having been satisfied or waived (other than the condition precedent in item 1(b) which cannot be waived) in accordance with the terms of the Merger Implementation Agreement by the time set out in the Merger Implementation Agreement; and

(c)	the Scheme Order is lodged with ASIC.
3.2	Conditions precedent and operation of clause 4
The satisfaction or waiver in accordance with the Merger Implementation Agreement of each condition in clause 3.1 (other than the condition in clause 3.1(c)) at the same time as, or before, the Court making the Scheme Order is a condition precedent to this Scheme taking effect.
3.3	Certificate
The Target and Goldcorp must provide to the Court on the Second Court Date a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not the conditions precedent to this Scheme in clause 3.1 (other than the condition precedent in item 4 of schedule 3 to the Merger Implementation Agreement and clause 3.1(c)) are satisfied or waived. In the absence of manifest error, the certificate provides conclusive evidence that those conditions precedent have been satisfied.

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3.4	Effective Date
Subject to clause 3.5, this Scheme takes effect for all purposes on the Effective Date.
3.5	End Date
The Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date.
4	Implementation of the Scheme
4.1	Transfer and registration of the Target Shares
On the Implementation Date, subject to the provision of the Scheme Consideration in accordance with clause 4.3, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, must be transferred to Goldcorp without the need for any further act by any Scheme Participant (other than acts performed by the Target as attorney and agent for Scheme Participants under clause 6.3) by:
(a)	the Target delivering to Goldcorp duly completed and executed share transfer forms (or a master share transfer form) to transfer all of the Scheme Shares to Goldcorp;

(b)	Goldcorp duly executing the share transfer forms (or a master share transfer form) to transfer all of the Scheme Shares to Goldcorp and delivering it to the Target for registration; and

(c)	immediately after receipt of the duly executed share transfer forms (or a master share transfer form) in respect of the Scheme Shares, the Target entering the name of Goldcorp in the Register in respect of all Scheme Shares.
4.2	Election
(a)	Subject to adjustments under clause 4.6, each Target Shareholder is entitled to elect the proportion of the Scheme Shares holding in respect of which that Target Shareholder wishes to receive Cash Consideration or Share Consideration by completing the Election Form and returning it to the address specified in the Election Form so that it is received by the Election Time.

(b)	An election under clause 4.2(a) must be made in accordance with the terms and conditions on the Election Form.

(c)	If a valid election is not made by a Target Shareholder prior to the Election Time, then that Target Shareholder will be deemed to have elected to receive the Share Consideration in respect of all of its Target Shares.

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(d)	An election which is not made or deemed to have been made in accordance with this clause 4.2 will not be a valid election for the purpose of this Scheme and will not be recognised by the Target and Goldcorp for any purpose.
(e)	The Target may, with the agreement of Goldcorp, settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any election, and any such decision will be conclusive and binding on the Target, Goldcorp and the relevant Target Shareholder.
4.3	Consideration under this Scheme
On the Implementation Date, in consideration for the transfer of the Scheme Shares to Goldcorp, subject to clauses 4.7, 4.8 and 4.11, Goldcorp must provide Cash Consideration or Share Consideration (at the election of the Scheme Participant in accordance with clause 4.2 and subject to adjustments under clause 4.6) to each Scheme Participant in respect of their Scheme Shares.
4.4	Satisfaction of obligation to pay Cash Consideration
The obligation of Goldcorp to provide Cash Consideration pursuant to clause 4.3 will be satisfied by:
(a)	before 11.00am on the Implementation Date, Goldcorp depositing an amount equal to the Aggregate Cash Consideration, in cleared funds in one or more trust accounts opened and operated by the Target (or on its behalf) for that purpose, to be held on trust for the Scheme Participants, except that any interest on the amount deposited (less bank fees) shall be to Goldcorp’s account; and
(b)	on the Implementation Date, (subject to Goldcorp having complied with clause 4.4(a)) the Target sending to each Scheme Participant by pre-paid airmail post at their Registered Address a cheque drawn on a bank considered appropriate by the Target for Cash Consideration payable to that Scheme Participant in accordance with this Scheme. The cheques sent by the Target under this clause may be drawn, at the discretion of the Target, in Australian dollars or in the local currency of the country in which the relevant Scheme Participant’s Registered Address appeared on the Register. The Target is authorised to effect any conversion of the Cash Consideration in such manner as it deems appropriate (acting reasonably) and to deduct any costs, charges or expenses associated with such conversion from the amount paid to the relevant Scheme Participant. The Target and Goldcorp must deduct and withhold from consideration, dividend or other distributions otherwise payable to any holder of Scheme Shares or Goldcorp Shares or any other amount payable to any person as a consequence of this Scheme, such amounts as Goldcorp or the Target determines, acting reasonably, are required be deducted and withheld with respect to such payment under any applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes under this agreement as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

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4.5	Satisfaction of obligation to provide Share Consideration
Subject to clause 4.7, the obligation of Goldcorp to provide the Share Consideration pursuant to clause 4.3 will be satisfied by Goldcorp:
(a)	on the Implementation Date, entering the name of each Scheme Participant who is entitled to receive Share Consideration under this Scheme on the register of members of Goldcorp in respect of those New Goldcorp Shares comprised in the Scheme Consideration to be provided to Scheme Participants in accordance with this Scheme; and

(b)	as soon as practicable after the Implementation Date, sending to each Scheme Participant who has been registered as a holder of the New Goldcorp Shares in accordance with this Scheme by pre-paid airmail post to each to their Registered Address a share certificate or holding statement (or equivalent document) for those New Goldcorp Shares.
4.6	Adjustment of Scheme Consideration
(a)	Nothing in this Scheme requires Goldcorp to pay to the Scheme Participants, in aggregate, more than the Maximum Cash Consideration.

(b)	If the aggregate number of the Scheme Shares in respect of which all of the Scheme Participants validly elected to receive Cash Consideration when multiplied by the Cash Consideration exceeds the Maximum Cash Consideration, each Scheme Participant:
(i)	will only be entitled to receive Cash Consideration in respect of that number of Scheme Shares (“SS”) as calculated in accordance with the following formula (rounded down to the nearest whole number):

SS = A x	Maximum Cash Consideration

B
where:
“A”	means the number of the Scheme Shares in respect of which a Scheme Participant validly elected to receive Cash Consideration; and
“B”	means the aggregate number of the Scheme Shares in respect of which all of the Scheme Participants validly elected to receive Cash Consideration multiplied by the Cash Consideration; and
(ii)	will be entitled to receive Share Consideration for the balance of their Scheme Shares.
4.7	Ineligible Foreign Shareholders
(a)	Goldcorp is under no obligation to issue and allot New Goldcorp Shares comprising the Scheme Consideration to any Ineligible Foreign Shareholder.

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(b)	In the case of each Ineligible Foreign Shareholder, Goldcorp must issue and allot the New Goldcorp Shares to which the Scheme Participant would have been entitled (were they not an Ineligible Foreign Shareholder) to the Nominee, and procure that the Nominee:
(i)	as soon as practicable (and in any event within 20 Business Days after the Implementation Date) in the ordinary course of trading on the TSX, sells those New Goldcorp Shares; and

(ii)	pay, subject to clause 4.10, to each of the Ineligible Foreign Shareholders an amount equal to the average net proceeds of sale rounded down to the nearest cent (after deduction of any applicable brokerage, taxes and charges) of all New Goldcorp Shares sold under this clause multiplied by the number of New Goldcorp Shares to which that Ineligible Foreign Shareholder would have been entitled but for clause 4.7(a).
(c)	Payment under clause 4.7(b) is to be made by the Nominee by sending to each Ineligible Foreign Shareholders by pre-paid airmail post at their Registered Address a cheque drawn on a bank considered appropriate by the Nominee, at the discretion of the Target, in Australian dollars or in the local currency of the country in which the relevant Ineligible Foreign Shareholder’s Registered Address appeared on the Register. The Nominee is authorised to effect any conversion of the proceeds of sale in such manner as it deems appropriate (acting reasonably) and to deduct any costs, charges or expenses associated with such conversion from the amount paid to the relevant Ineligible Foreign Shareholders.

(d)	Payments to Ineligible Foreign Shareholders under this clause 4.7 will be in full satisfaction of the Ineligible Foreign Shareholder’s right to receive New Goldcorp Shares under clause 4.3.
4.8	Fractional entitlements
(a)	If the number of the Scheme Shares held by a Scheme Participant is such that the aggregate entitlement of that Scheme Participant to New Goldcorp Shares is not a whole number, then the entitlement in each case must be rounded up or down to the nearest whole number, with fractions of 0.5 being rounded down.
(b)	If the Target considers that a Target shareholding may have been split up to result in an increased number of fractional entitlements and therefore an increased number of New Goldcorp Shares or an aggregate amount of Cash Consideration, the Target must provide the relevant details of the relevant shareholdings to Goldcorp and Goldcorp may aggregate the relevant shareholdings for the purpose of determining the entitlement and pay the additional Cash Consideration or issue the additional New Goldcorp Share to whichever Scheme Participant it considers appropriate.
4.9	New Goldcorp Shares to rank equally
New Goldcorp Shares will:
(a)	rank equally in all respect with all then issued and outstanding common shares in Goldcorp;
(b)	be duly and validly issued; and

(c)	be fully paid.

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4.10	Joint holders
In the case of Scheme Shares held in joint names:
(a)	any cheque required to be paid to the Scheme Participants by Goldcorp, the Target or the Nominee must be payable to the joint holders and be forwarded to the holder whose name appears first in the Register as at 5.00pm on the Record Date; and
(b)	share certificates or holding statements (or equivalent documents) for New Goldcorp Shares must be issued in the names of the joint holders and sent to the holder whose name appears first in the Register as at 5.00pm on the Record Date.
4.11	Payment of Scheme Consideration to related bodies corporate
Nothing in this Scheme requires Goldcorp to provide Scheme Consideration to a Scheme Participant that is Goldcorp, a related body corporate of Goldcorp, or a person who holds Scheme Shares on behalf of or for the benefit of Goldcorp or related body corporate of Goldcorp.
5	Dealings in Scheme Shares
5.1	Entitlement to participate
Every Target Shareholder entered on the Register as a holder of a Target Share is entitled to participate in this Scheme.
5.2	Recognised dealings
To establish the identity of the Scheme Participants, dealings in Scheme Shares will only be recognised if:
(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Scheme Shares on or before 5.00pm on the Record Date; and

(b)	in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 5.00pm on the Record Date at the place where the Register is kept.
5.3	Register
(a)	The Target must register any registrable transmission applications or transfers of the Scheme Shares received in accordance with clause 5.2(b) on or before 5.00pm on the Record Date.

(b)	If the Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Effective Date.

(c)	The Target must not accept for registration or recognise for any purpose any transmission, application or transfer in respect of Scheme Shares received after 5.00pm on the Record Date (except a transfer to Goldcorp pursuant to this Scheme and any subsequent transfer by Goldcorp or its successors in title).

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(d)	For the purpose of determining entitlements to the Scheme Consideration, the Target must maintain the Register in accordance with the provisions of this clause 5 until the Scheme Consideration has been provided to the Scheme Participants. The Register in this form will solely determine entitlements to the Scheme Consideration.

(e)	Any statements of holding (or any share certificate or other document of title) in respect of Scheme Shares will cease to have effect after 5.00pm on the Record Date as documents of title in respect of those shares (other than statements of holding, certificates or documents of title in favour of Goldcorp and its successors in title). After 5.00pm on the Record Date, each entry current on the Register as at 5.00pm on the Record Date (other than entries in respect of Goldcorp or its successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration.

(f)	Within three Business Days after the Record Date the Target must procure that details of:
(i)	the names, Registered Addresses and holdings of Scheme Shares for each Scheme Participant, as shown in the Register at 5.00pm on the Record Date,

(ii)	the Election (if any) of each Scheme Participant; and

(iii)	the names and Registered Addresses of every Ineligible Foreign Shareholder at 5.00pm on the Record Date, are available to Goldcorp in such form as Goldcorp reasonably requires.
5.4	Quotation of the Target Shares
(a)	It is expected that trading in Target Shares on ASX will be suspended no later than the Business Day following the day on which Goldcorp notifies ASX of granting of the Scheme Order. It is expected that trading in the Target Shares on the TSX will be suspended on the third day following the day on which Goldcorp notifies the TSX of the making of the Scheme Order.
(b)	On the first Business Day after the Implementation Date, the Target will apply for termination of the official quotation of the Target Shares on ASX.
(c)	Immediately following the Scheme becoming Effective, Goldcorp will notify the TSX of this event and request the delisting of the Target Shares from the TSX.
5.5	Quotation of New Goldcorp Shares
Goldcorp will apply for the equivalent of the official quotation of the New Goldcorp Shares on the TSX and the NYSE and will ensure that such shares are listed for trading on the NYSE and TSX as soon as practicable following the Effective Date in accordance with the policies of such exchanges.

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6	General provisions
6.1	Lodgement of Scheme Order with ASIC
The Target must lodge with ASIC an office copy of the Scheme Order by 5.00pm on the first Business Day after the day on which the Court approves the Scheme at the Second Court Hearing.
6.2	Variations, alterations and conditions
The Target may, with the prior consent of Goldcorp, by its counsel or solicitor consent on behalf of all persons concerned to any variations, alterations or conditions to the Scheme which the Court thinks fit to impose.
6.3	Power of attorney
Upon the Scheme becoming Effective, each Scheme Participant, without the need for any further act by any Scheme Participant, irrevocably appoints the Target and each of its directors and secretaries (each of them severally and any two or more of them jointly) as its attorney and agent for the purpose of executing any document necessary or expedient to give effect to this Scheme, including \ a proper instrument of transfer of their Scheme Shares which may be a master transfer of all of the Scheme Shares.
6.4	Title and rights in the Target Shares
On and from the Implementation Date, Goldcorp will be beneficially entitled to the Scheme Shares transferred to it under the Scheme, pending registration by the Target of Goldcorp in the Register as the holder of those Scheme Shares.
6.5	Scheme Participants’ agreements
(a)	The Scheme Participants agree to the transfer of their Scheme Shares to Goldcorp in accordance with this Scheme.
(b)	The Scheme Participants must accept the New Goldcorp Shares issued by way of Scheme Consideration and agree to be members of Goldcorp and be bound by Goldcorp Constitution. This clause does not apply to Ineligible Foreign Shareholders.
6.6	Status of Scheme Shares
(a)	To the extent permitted by law, the Scheme Shares transferred to Goldcorp under this Scheme must be transferred free from all Encumbrances.
(b)	Each Scheme Participant is deemed to have warranted to Goldcorp that:
(i)	all their Scheme Shares (including any rights and entitlements attaching to those shares) that are transferred to Goldcorp under this Scheme are, at the date of transfer, fully paid and free from all Encumbrances and restrictions on transfers of any kind; and
(ii)	they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares) to Goldcorp under this Scheme.

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Stephen Jaques

6.7	Further action by the Target
The Target will execute all documents and do all things necessary or expedient to implement, and perform its obligations under, this Scheme.
6.8	Authority and acknowledgement
Each of the Scheme Participants:
(a)	consents to the Target doing all things necessary or expedient for or incidental to the implementation of this Scheme;
(b)	acknowledges that this Scheme binds the Target and all Scheme Participants (including those who do not attend the Scheme Meeting or do not vote at that meeting or vote against the Scheme at that Meeting); and
(c)	acknowledges that, to the extent of inconsistency between this Scheme and Target’s constitution, this Scheme overrides Target’s constitution.
6.9	Notices
Where a notice, transfer, transmission application or other communication referred to in this Scheme is sent by post to the Target, it is not deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at the Target’s registered office or at the Target’s share registry.
6.10	Governing law
This Scheme is governed by the law in force in Western Australia.
6.11	Fees and charges
All filing, application or similar fees due in relation to this Scheme must be paid in accordance with the Merger Implementation Agreement.
6.12	No liability when acting in good faith
None of the Target or Goldcorp nor any officer of any of those companies is liable for anything done or omitted to be done in the performance of this Scheme in good faith.
6.13	Instructions to Target
Except for a Scheme Shareholder’s tax file number, any binding instruction or notification between the Scheme Shareholder and the Target relating to the Scheme Shares or a Scheme Shareholder’s status as a Target Shareholder (including, any instructions relating to payment of dividends, or to communications from the Target) will, from the Implementation Date, be deemed, by reason of the Scheme, to be a similarly binding instruction or notification to, and accepted by, Goldcorp in respect of the New Goldcorp Shares transferred to Scheme Shareholders until that instruction or notification is revoked or amended in writing addressed to Goldcorp at its share registry.

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6.14	Characterisation of Merger for US Tax Purposes
(a)	The parties intend to adopt this Scheme as a plan of reorganisation for purposes of the United States Internal Revenue Code of 1986, as amended (the “Code”) and applicable regulations thereunder and to treat the transactions contemplated by this Scheme as a reorganisation in accordance with the provisions of Section 368(a) of the Code for United States federal income tax purposes.
(b)	Notwithstanding the foregoing, the Target makes no representation or warranty to any other party, including any Scheme Participant or other holder of securities of the Target or Goldcorp (including, without limitation, stock options, warrants or other similar rights) regarding the United States tax treatment of such transactions, including but not limited to whether such transactions will qualify as a tax deferred plan of reorganisation for purposes of United States federal, state or local income tax.
(c)	The Scheme Participants confirm they are relying solely on their own tax advisors in connection with this Scheme.
6.15	Canadian tax election
(a)	An Eligible Holder whose Scheme Shares are exchanged for New Goldcorp Shares pursuant to this Scheme is entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Goldcorp, within 90 days after the Effective Date, duly completed with the details of the number of Scheme Shares transferred and the applicable agreed amounts for the purposes of such joint elections.
(b)	Goldcorp shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the Canada Revenue Authority (or the applicable provincial tax authority).
(c)	Neither Goldcorp, the Target nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Goldcorp or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

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6.16	Further transactions
(a)	The Target, Goldcorp and the Scheme Participants acknowledge that after the Effective Date Goldcorp intends to transfer all of the Target shares to a wholly-owned Australian subsidiary (“Goldcorp Sub”) and that the Target will merge with and into Goldcorp Sub pursuant to a further scheme under section 413 of Corporations Act, pursuant to which all of the assets and liabilities of the Target (except to the extent such liabilities have otherwise been satisfied or discharged) become the assets and liabilities of Goldcorp Sub, and the Target will cease its separate legal existence.

(b)	Goldcorp acknowledges that the transaction under this Scheme and the amalgamation contemplated in clause 6.16(a) are interdependent steps in an integrated transaction intended to constitute a statutory merger for the purposes of Section 368(a) of the Code.

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Annexure C — Goldcorp Deed Poll

© Mallesons Stephen Jaques	Merger Implementation Agreement	78
10458264_23 project galena	3 September 2010

Deed Poll
Dated [To be dated shortly before despatch of the Scheme Booklet]
Given by Goldcorp Inc (“Goldcorp”) in favour of each holder of ordinary shares in Galena Resources Limited (ABN [____]) (“Target”) as at the Record Date
Mallesons Stephen Jaques
Level 10
Central Park
152 St Georges Terrace
Perth WA 6000
Australia
T +61 8 9269 7000
F +61 8 9269 7999
DX 210 Perth
www.mallesons.com
5577513/1

Deed Poll

Contents

Details	1

General terms	2

1 Definitions and interpretation	2

1.1 Definitions	2
1.2 Interpretation	2
1.3 Headings	2
1.4 Nature of deed poll	2

2 Conditions	2

2.1 Conditions	2
2.2 Termination	2
2.3 Consequences of termination	2

3 Compliance with Merger Implementation Agreement	3

4 Acquisition of Scheme Shares and timing of Scheme Consideration	3

5 Provision of Scheme Consideration	3

5.1 Payment Cash Consideration	3
5.2 Provision of Share Consideration	3
5.3 Ineligible Foreign Shareholders	3

6 Warranties	3

7 Continuing obligations	4

8 Notices	4

8.1 Form	4
8.2 Delivery	4
8.3 When effective	4
8.4 When taken to be received	4
8.5 Receipt outside business hours	5

9 General	5

9.1 Stamp duty	5
9.2 Variation	5
9.3 Assignment	5
9.4 Governing law and jurisdiction	5
9.5 Further action	5

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Deed Poll
Details

Party	Goldcorp Inc

Goldcorp	Name	Goldcorp Inc

	Address	Park Place
Suite 3400 — 666 Burrard Street
Vancouver, British Columbia
V6C 2X8 Canada

	Fax	+1 604 696 3001

	Attention	Executive Vice President Business Development

Recitals	A	The directors of the Target consider that it is in the interests of the Target that the Scheme Participants should consider approving the Scheme.

	B	The directors of the Target have resolved that the Target should propose the Scheme.

	C	The effect of the Scheme will be that all Scheme Shares will be transferred to Goldcorp.

	D	The Target and Goldcorp have entered into the Merger Implementation Agreement.

	E	In the Merger Implementation Agreement, Goldcorp agreed (amongst other things) to provide the Scheme Consideration to the Target on behalf of the Scheme Participants, subject to the satisfaction of certain conditions.

	F	Goldcorp is entering into this deed poll for the purpose of covenanting in favour of Scheme Participants to perform its obligations under the Merger Implementation Agreement and the Scheme.

Governing law	Western Australia

Date of agreement	See signing page

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Deed Poll

General terms
1	Definitions and interpretation

1.1	Definitions

In this deed poll (unless the context otherwise requires) words and phrases used in this deed poll have the same meaning as given to them in the Merger Implementation Agreement.

1.2	Interpretation

Clause 1.2 of the Merger Implementation Agreement applies to the interpretation of this deed poll except that references to “this agreement” in that clause are to be read as references to “this deed poll”.

1.3	Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this deed poll.

1.4	Nature of deed poll

Goldcorp acknowledges that this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not a party to it.

2	Conditions

2.1	Conditions

Goldcorp’s obligations under this deed are subject to the Scheme becoming Effective.

2.2	Termination

Goldcorp’s obligations under this deed poll automatically terminate if:
(a)	the Scheme has not become Effective on or before the End Date; or

(b)	the Merger Implementation Agreement is terminated in accordance with its terms.
2.3	Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to Scheme Participants:
(a)	Goldcorp is released from its obligations to further perform this deed poll except those obligations contained in clause 9.1; and

(b)	each Scheme Participant retains the rights, powers or remedies they have against Goldcorp in respect of any breach of this deed poll which occurs before it is terminated.

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3	Compliance with Merger Implementation Agreement

Subject to clause 2, Goldcorp must comply with its obligations under the Merger Implementation Agreement and do all things necessary or desirable on its part to give full effect to this deed poll, the Merger Implementation Agreement and otherwise to implement the Scheme (including being bound by the acknowledgements Goldcorp gives under the Scheme).

4	Acquisition of Scheme Shares and timing of Scheme Consideration

Subject to clause 2, in consideration for the provision to Goldcorp of all of the Scheme Shares, and all rights and entitlements attaching to them, by the Scheme Participants, Goldcorp will provide the Scheme Consideration to the Scheme Participants in accordance with clause 4 of the Scheme.

5	Provision of Scheme Consideration

5.1	Payment Cash Consideration

The obligation of Goldcorp to provide the Cash Consideration will be satisfied by Goldcorp complying with its obligations in clause 4.4 of the Scheme.

5.2	Provision of Share Consideration

The obligation of Goldcorp to provide the Share Consideration will be satisfied by Goldcorp complying with its obligations in clause 4.5 of the Scheme.

5.3	Ineligible Foreign Shareholders

In the case of each Scheme Participant who is an Ineligible Foreign Shareholder, the obligation of Goldcorp to provide the Scheme Consideration will be satisfied by Goldcorp complying with its obligations in clause 4.7 of the Scheme.

6	Warranties

Goldcorp represents and warrants that:
(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

(d)	this deed poll is valid and binding upon Goldcorp and enforceable against Goldcorp in accordance with its terms.

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7	Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:
(a)	Goldcorp has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.2.
8	Notices

8.1	Form

All notices or other communication to Goldcorp in respect of this deed poll must be:
(a)	in writing;

(b)	signed by the sender (if an individual) or an Authorised Officer of the sender; and

(c)	marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.
8.2	Delivery

Communications must be:
(a)	left at the address set out or referred to in the Details;

(b)	sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details;

(c)	sent by fax to the fax number set out or referred to in the Details; or

(d)	given in any other way permitted by law.
However, if the intended recipient has notified a changed address or fax number, then communications must be to that address or fax number.

8.3	When effective

Communications take effect from the time they are received or taken to be received under clause 8.4 (whichever happens first) unless a later time is specified.

8.4	When taken to be received

Communications, if sent by fax are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

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8.5	Receipt outside business hours

Despite clauses 8.3 and 8.4, if communications are received or taken to be received under clause 8.4 after 5.00pm in the place of receipt or on a non- Business Day, they are taken to be received at 9.00am on the next Business Day and take effect from that time unless a later time is specified.

9	General

9.1	Stamp duty

Goldcorp must pay all stamp duty (including fines and penalties) payable and assessed on this deed poll, any instruments entered into under this deed poll and in respect of a transaction effected by or made under the Scheme and this deed poll.

9.2	Variation

A provision of this deed poll or any right created under it may not be varied, altered or otherwise amended unless the variation is agreed to by the Target and Goldcorp in writing and the Court indicates that the variation, alteration or amendment would not itself preclude approval of the Scheme, in which event Goldcorp must enter into a further deed poll in favour of the Scheme Participants giving effect to the variation, alteration or amendment.

9.3	Assignment

The rights and obligations of Goldcorp and each Scheme Participant under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

9.4	Governing law and jurisdiction

This deed poll is governed by the law in force in Western Australia. Goldcorp submits to the non-exclusive jurisdiction of the courts of that place.

9.5	Further action

Goldcorp must execute all documents and do all things necessary or expedient to give effect to this deed poll.

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EXECUTED as a deed poll

DATED:

EXECUTED by GOLDCORP INC	)
per:	)
)
)
)
)
Name	)
)
)
)
)
Title	)	Signature

In presence of:

Witness name		Witness signature

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Stephen Jaques

Andean Resources Limited
200 Civic Center Drive
Suite 300
Sandy, UT 84070
September 3, 2010
DELIVERED
Goldcorp Inc.
Suite 3400 — 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
Dear Sirs:
Re:     Merger Implementation Agreement — Disclosure Letter
We refer to the Merger Implementation Agreement (the “Agreement”) entered into on September 3, 2010 between Goldcorp Inc. (“Goldcorp”) and Andean Resources Limited (“Andean”) relating to the scheme of arrangement whereby Andean will be acquired by Goldcorp. This is the disclosure letter referred to in the Agreement as the “Disclosure Letter” and we hereby disclose to you the information set out in this letter for the purpose of the Agreement. Capitalized terms and expressions defined in the Agreement and not otherwise defined herein have the same meanings in this letter.
SPECIFIC DISCLOSURES
The following specific disclosures are made in relation to the warranties made by the Target pursuant to Section 12.1 of the Agreement. For convenience, each matter disclosed is listed against the paragraph number of the warranty to which the disclosure is most likely to relate but a disclosure applies to all of the warranties to which it is or may be appropriate and a disclosure is not limited in any way to the specific warranty to which it refers below. Although reference is made to a particular part of a document when disclosing a matter, the disclosure is of all of the document.

Warranty No.	Disclosure

Schedule 7 — Target’s Representations and Warranties (Section 12.1)

1	At least two shareholders are required under Argentine corporate law for an Argentine company. Currently, four million one hundred eighty-one thousand seven hundred (4, 181,700) of the shares in the capital of Oroplata S.A. are held by Andean Resources Limited and the remaining ninety eight thousand three hundred (98,300) shares by Oroplata Pty Ltd.

3(c)	Please refer to Schedule 1 which sets out the severance obligations in relation to certain directors, officers and employees of the Target.

7	The following are pending claims, investigations or unresolved litigation involving the Target or the Target Subsidiaries:

• Central Bank Letter, dated as of August 12, 2010; attached as Schedule 2.
[Signature Page Follows]

[Signature Page to Disclosure Letter]

Yours truly,

ANDEAN RESOURCES LIMITED

By:	/s/ Wayne M. Hubert

	Name:	WAYNE M. HUBERT
	Title:	CEO, ANDEAN RESOURCES

Accepted this _______ day of September, 2010 as
the Andean Disclosure Letter.

GOLDCORP INC.

By:	/s/ Charles A. Jeannes

	Name:	CHARLES A. JEANNES
	Title:	PRESIDENT & CEO

SCHEDULE 1
Please see attached.

[Redacted]

SCHEDULE 2
Please see attached.

Ciudad Autónoma de Buenos Aires, 12 de agosto de 2010

Banco Central de la República Argentina
Gerencia de Control de Entidades No Financieras
At. Sres. Inspectores Sr. de Control de Cambios
Laura V. Modroño Díaz / Jacobo A. Estrugo
Reconquista 266
C1003 ABF
Ciudad Autónoma de Buenos Aires

Ref.: Expte. 383/3287/10
De nuestra mayor consideratión:
Tengo el agrado de dirigirme a Uds. en mi carácter de apoderado de Oroplata S.A. (en adelante “Oroplata”), conforme copia certificada y legalizada del poder que se adjunta a la presente, y en relación a la carta documento cursada por vuestra Gerencia a Oroplata con fecha 5 de agosto de 2010 y recibida por Oroplata con fecha 6 de agosto de 2010 en el marco del expediente de la referencia (en adelante, la “Carta Documento”).
La Carta Documento indica que de las acreditaciones remitidas por el Banco Santander Río S.A. (el “Banco”) al Banco Central de la República Argentina (“BCRA”) referentes a los ingresos de divisas por parte de Oroplata con fechas 2 de octubre de 2009, 27 de octubre de 2009, 2 de noviembre de 2009, 5 de noviembre de 2009 y 11 de diciembre de 2009, surgiría que Oroplata no habría presentado ciertas constancias previstas en las normas en vigencia, por lo cual correspondería constituir el depósito no remunerado de la Comunicación “A” 4377/4447 (el “Depósito”). En concreto, existirían ciertos rubros como ser l.V.A. y otros impuestos (los “Rubros”) que el BCRA estaría considerando que no se enmarcan dentro de la excepcíon al Depósito, ya que pese a estar íntimamente relacionados con los conceptos indicados en la normativa aplicable como “Activos no Financieros”, no revestirían estrictamente tal carácter.
Cabe aclarar que Oroplata es una empresa de exploración minera que no realiza trabajos de explotación, de ahí que no genere ingresos económicos de ningún tipo. Por lo tanto, su única fuente de financiamiento la constituyen los préstamos efectuados por sus accionistas. Dichos préstamos se enmarcan en la normativa cambiaria a los fines de quedar exceptuados de la constitución del Depósito destinándose los fondos ingresados a la inversión en “Activos no Financieros”. En tal sentido, se informa que los destinos de la totalidad de los fondos ingresados en las fechas mencionadas en el párrafo anterior bajo el Código 452 (Préstamos a dos años vida promedio y Destino de Activos no Financieros), han sido, tal como consta en las certificaciones contables acompañadas, los de “Inversiones registradas en el rubro bienes de uso del balance contable — Comunicación “C” 42.271” e “Intangibles por costo de mina — Comunicación “C” 42.884”. Los Rubros son inescindibles de éstos conceptos.

Alberto M. Carlocchia
Oroplata S.A.
Apoderado

Por todo lo expuesto, entendemos que no procede el requisito de la constitución del Depósito por los Rubros toda vez que a la fecha Oroplata ha dado cumplimiento con la normativa cambiaria vigente, habiendo utilizado los fondos ingresados en un destino exceptuado a la constitución del mismo y habiendo acreditado tal extremo por ante el BCRA.
A todo evento, se menciona que la constitución del Depósito por los Rubros no tendría la finalidad que el regulador ha pretendido con su dictado, que es el de controlar los ingresos y egresos de divisas para evitar que el “capital golondrina” desestabilice el tipo de cambio vigente dentro de la República Argentina.
En consecuencia, se solicita se deje sin efecto la intimación cursada mediante la Carta Documento.
Sin otro particular, saludo a Uds. muy atentamente.

/s/ Alberto M. Carlocchia

OROPLATA S.A.
Aclaración:	Alberto M. Carlocchia
Cargo:	Apoderado